October 20, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Bonnie Baynes, Mr. Mark Brunhofer, Mr. Tyler Howes and Ms. Jennifer Gowetski

Re: Mercurity Fintech Holding Inc.

Form 20-F for the fiscal year ended December 31, 2022

Filed April 25, 2023

File No. 001-36896

Dear Ms. Bonnie Baynes, Mr. Mark Brunhofer, Mr. Tyler Howes and Ms. Jennifer Gowetski:

Please find below the responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 22, 2023 (the “Comment Letter”) relating to the annual report on Form 20-F for the year ended December 31, 2022, which was filed with the Commission by Mercurity Fintech Holding Inc. (the “Company” or “we”) on April 25, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in bold.

Form 20-F for the year ended December 31, 2022

Item 5. Operating and Financial Review and Prospects

D. Trend Information, page 70

1.	We have reviewed your response to prior comment 1. In your response, you state that you will, together with D[e]heng, continue to vigorously pursue the Recovery Proceeding, attempting to regain your cold wallet and the related cryptocurrencies. Please reconcile this to your statement that if the case enters the judicial procedures, the Company can submit evidence to the court to plead for restoration of its ownership and control rights over the cold wallet and cryptocurrencies. In this regard:

•	More fully articulate your view that the cryptocurrencies were wrongfully seized and that control over these cryptocurrencies will be recovered by the Company;

•	Clarify what a Recovery Proceeding is and how it relates to what you refer to as entering “judicial procedures;”

•	Explain whether the case entering the judicial procedures is the only mechanism under the law to recover your cryptocurrencies or if there are other means of recovery;

•	Tell us whether there are any conditions precedent to entering into the judicial process. If so, explain whether you believe those conditions represent uncertainties related to the seizure of your cryptocurrencies; and

•	Update for us the chronology of events since March 1, 2023.

Response: The Company submits as follows its proposed supplemental disclosures, in addition to the revised disclosures in its responses dated August 14, 2023, to be included in future filings.

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1)	More fully articulate your view that the cryptocurrencies were wrongfully seized and that control over these cryptocurrencies will be recovered by the Company.

As disclosed in the Company’s annual report on Form 20-F for the year 2022, as well as in the Company’s previous response to SEC’s comments, we believe that the cryptocurrencies belonging to the Company were wrongfully seized by the Sheyang Public Security Bureau. The Company originally obtained the later impounded cryptocurrencies from selling its equity securities in 2021 and mining operations in 2021 and 2022 and believes that it is the rightful owner of such impounded digital assets. The Sheyang Public Security Bureau seized our hardware cold wallet and all cryptocurrencies contained therein without permission or authorization from the Company in February 2022. The Company has been seeking to restore control of the Company’s cryptocurrencies through various types of administrative procedures, such as actively communicating with the Sheyang Public Security Bureau together with its PRC legal counsel Deheng Law Firm (“Deheng”) since the incident.

At present, we think the Company has provided sufficient evidence to prove the Company’s ownership of the cryptocurrencies taken by the Sheyang Public Security Bureau, which the Company believes has reached the standard of high probability. The Sheyang Public Security Bureau has admitted that the seizure measure was made on a temporary basis and the Sheyang Public Security Bureau's handling of the cases of Wei Zhu or Wei Zhu’s wife Jianming Jing (“Jing”) does not conclusively determine the ownership of the Company's cryptocurrencies.

In the past year and a half, the Sheyang County Public Security Bureau repeatedly avoided, and did not respond to our complaint in accordance with the procedural provisions despite our continuous efforts to resolve the cryptocurrency matter. As such, the Company has submitted the “Application for State Compensation” to the Public Security Bureau of Sheyang County, and has also submitted the “Information and Supervision Application” to Yancheng City Public Security Bureau, the authority supervising Sheyang County Public Security Bureau, reporting the Public Security Bureau of Sheyang County’s noncompliance with applicable rules and procedures. Further, the Company will, depending on the situation, decide whether to submit relevant materials to the Sheyang County Discipline Inspection Commission and Yancheng City Discipline Inspection Commission to further pursue this matter.

2)	Clarify what a Recovery Proceeding is and how it relates to what you refer to as entering “judicial procedures.

The "Recovery Proceeding” refers to all of the Company’s efforts to regain the ownership and custody of the cryptocurrencies in accordance with the relevant procedures of the Public Security Bureau, procuratorate, court of competent jurisdiction and other authorities in China, which includes formal and informal, written and verbal communication with the Public Security Bureau at all levels, including the county, city and potentially higher levels, judicial procedures with the Chinese courts, administrative appeals against the Sheyang County Public Security Bureau and administrative application for the State compensation. Therefore, the judicial procedures are part of our Recovery Proceeding.

If and when the Sheyang County Public Security Bureau classifies the detained cryptocurrencies as potential criminal proceeds and transfers the same to the procuratorate, which later files with the Sheyang County court a lawsuit claiming the nature the seized property, the Company may then appeal to the Sheyang County Court reclaiming the cryptocurrencies. If and when the above occurs, we will enter into judicial procedures to recover our seized cryptocurrencies.

In addition, it is theoretically possible that the Company can also directly sue the Sheyang Public Security Bureau for improper seizure of assets to start another judicial proceeding. However, the Company has deliberately not chosen such an approach, considering the specific situation of China's public security and judicial system.

3)	Explain whether the case entering the judicial procedures is the only mechanism under the law to recover your cryptocurrencies or if there are other means of recovery.

Entering the judicial procedures is not the only mechanism provided for by law to restore our cryptocurrencies. On a track parallel with the judicial procedures in Sheyang Court, the Company and Deheng have also been actively pursuing the following two avenues to recover the wrongfully seized cryptocurrencies:

a)	Applying for state compensation. This is an administrative procedure. On October 12, 2023, the Company applied to Sheyang County Public Security Bureau for compensation for the wrongfully seized digital assets, in compliance with the provisions of Articles 18, 21 and 40 of the State Compensation Law, provisions of Article 6 of the Provisions on Procedures for Handling State Compensation Cases by Public Security Organs, and provisions of Article 3 of the Interpretation of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Compensation Cases.

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b)	Filing a complaint with the Public Security Bureau of Yancheng City. This is also an administrative procedure. On October 12, 2023, the Company filed a complaint to the Public Security Bureau of Yancheng City, which is the superior authority to Sheyang County Public Security Bureau, in accordance with the provisions of Article 197 of the Provisions on the Procedure of Handling Criminal Cases by Public Security Organs (2020 Amendment), alleging and citing certain violations of rules by the Public Security Bureau of Sheyang County and urging the Public Security Bureau of Yancheng City to request the Public Security Bureau of Sheyang County make a decision on the digital currencies wrongfully seized.

4)	Tell us whether there are any conditions precedent to entering into the judicial process. If so, explain whether you believe those conditions represent uncertainties related to the seizure of your cryptocurrencies.

Under the mainland Chinese judicial system, the prerequisites for entering into the criminal judicial process include: a) the Public Security Bureau of proper jurisdiction having completed its investigation and collection of evidence and having decided to send the case to the procuratorate, and b) the procuratorate having made a decision to prosecute the case based on the evidence obtained.

As stated in detail below in bulletin 5 to this comment, we have discovered and confirmed with the Sheyang County Court that a) Wei Zhu's case has entered into judicial procedures as of the date of this letter; and b) our wrongfully seized digital assets were classified by the Sheyang County Public Security Bureau under a separate seizure list associated with Jianming Jing (“Jing”), Wei Zhu's wife, and therefore did not enter into the adjudication with Wei Zhu as of the date hereof.

As of the date hereof, we are facing uncertainties as to whether the Sheyang County Public Security Bureau will refer Jing’s case together with the cryptocurrencies to the procuratorate and whether the prosecutor will determine to prosecute Jing. In addition, the Sheyang County Public Security Bureau explained to Deheng that the Bureau is looking to detain other persons whom the Bureau believes are connected with Wei Zhu’s case and hence the Bureau is not in a position to determine whether the seizure measures of the Company's cryptocurrencies should be lifted until it detains the principal suspect with whom Wei Zhu and Jing were suspected of being affiliated with.

5)	A chronology of Wei Zhu incident since March 1, 2023

Since March 1, 2023, Deheng has communicated with the Sheyang Public Security Bureau and the Sheyang court multiple times on behalf of the Company, and has provided evidence and raised relevant demands for the restoration of the control of the Company's cryptocurrencies, as follows:

•	From April 6, 2023 to May 3, 2023, Deheng continued to try to contact the police officer of Sheyang Public Security Bureau responsible for Wei Zhu's case by phone and left multiple voice messages to the police officer, but was unable to reach the relevant personnel.

•	On June 28, 2023, Deheng went to the Sheyang Public Security Bureau to seek on-site communication with the police officer in charge of Wei Zhu's case but was unable to meet the police officer.

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•	On July 4, 2023, Deheng went to the Sheyang Public Security Bureau and reported through the on-site public reception window of the Sheyang Public Security Bureau that the police officers responsible for Wei Zhu's case did not follow the procedures of the public security system and did not provide written responses to the Company's appeals beyond the statutory deadline.

•	On July 5, 2023, Deheng went to the Sheyang Public Security Bureau and reported to the office of the Sheyang Public Security Bureau that the police officers responsible for Wei Zhu's case did not comply with procedural regulations and did not provide a written response to the Company's appeal beyond the statutory deadline.

•	On August 31, 2023, Deheng had a telephone conversation with the procurator of Sheyang County Procuratorate responsible for Wei Zhu's case, and the prosecutor informed that the case of Wei Zhu had been transferred to the Sheyang County court for adjudication, and that the digital assets seized were not under Wei Zhu's name and are still temporarily detained by the Sheyang County Public Security Bureau. On the same day, Deheng contacted the judge of the Sheyang County court in charge of Wei Zhu's case, and the judge communicated to Deheng that the materials submitted by the Sheyang County Public Security Bureau and the Sheyang County Procuratorate regarding Wei Zhu's case did not mention the seizure of the digital assets.

•	On September 1, 2023, Deheng went to the Sheyang Public Security Bureau, and the office of the Sheyang Public Security Bureau stated that they would provide feedback to the head of the Economic Investigation Brigade of the Sheyang Public Security Bureau (the person in charge of the Wei Zhu case at the Sheyang Public Security Bureau).

•	On September 4, 2023, Deheng sent written explanatory materials to the Sheyang Court and the Sheyang Procuratorate, reflecting on the situation where the Company had already filed an appeal with the Sheyang Public Security regarding the ownership of digital currency to the Sheyang Court and the Sheyang Procuratorate.

•	On September 7, 2023, Deheng called the Judge of Sheyang County court who informed Deheng that the digital assets were classified by the Sheyang County Public Security Bureau under a separate seizure list associated with Jing. Then on the same day, Deheng contacted and communicated with the police officer of Sheyang Public Security Bureau by telephone, who for the first time explicitly stated that 1) the seizure of the Company’s cryptocurrency assets by the Sheyang Public Security Bureau was temporary, 2) the seizure of the Company’s cryptocurrencies was in connection with the investigation of Jing, rather than Wei Zhu himself, and 3) the seized cryptocurrencies can only be judicially processed after the main suspect in the Wei Zhu’s case was brought into custody. The police of Sheyang County Public Security Bureau explained to Deheng that the Bureau was not in a position to determine whether the seizure measures of the Company's cryptocurrencies should be lifted until it detained the principal suspect, with whom Wei Zhu and Jing were suspected of being affiliated with.

•	On September 13, 2023, Deheng contacted the judge from the Sheyang County Court by phone to inquire whether the Company's seized cryptocurrencies were transferred to the court with the Wei Zhu’s case. The judge replied that those cryptocurrencies were not transferred to the court with the Wei Zhu case.

•	On October 12, 2023, the Company submitted the "Application for State Compensation" to the Public Security Bureau of Sheyang County.

•	On October 12, 2023, the Company filed a complaint and submitted the “Information and Supervision Application” with Public Security Bureau of Yancheng City, urging the Public Security Bureau of Yancheng City to compel the Public Security Bureau of Sheyang County to make a decision as to the seized digital currencies.

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Item 15. Controls and Procedures, page 101

2.	We note your response to prior comment 2 provides that regarding your digital asset hardware cold wallet, the password and key of the safe were kept by the former Acting CFO, Wei Zhu, and your Cashier, respectively, and that you plan to make the new adjustments provided to your policy once the seizure of your digital assets is lifted. Please provide us the following:

•	Clarify for us if your Cashier is in the CFO’s chain of command;

•	If so, tell us how the Cashier being in the same chain of command provides effective internal controls over financial reporting and reference for us the authoritative guidance you rely upon to support your conclusion; and

•	Please tell us if your digital asset policy is currently in compliance with your new standards, and if not, clarify what remediation remains pending.

Response:

Regarding the Company’s previous and current internal control over the management of cryptocurrencies and other assets, we clarify as follows:

The Company’s internal control before the Wei Zhu incident did have many shortcomings, including:

a) From August 2021 to April 2022, Wei Zhu served as CFO and co-CEO of the Company at the same time. As a result, the payment approval authority involved in the daily operation of the Company was too concentrated, and he had the approval authority for both business and financial processes. Wei Zhu was in charge of the password of the Company’s safe, and he was not only involved in the approval of cryptocurrency use, but also responsible for the control of cryptocurrency payments, because he was the only person in charge of the payment key of the Company’s cryptocurrency hardware cold wallet.

b) The Cashier was under the CFO’s chain of command. The Cashier was in charge of the key to the Company’s safe, and the Company’s bank payment cryptographer and cryptocurrency hardware cold wallet were stored in the safe. The Cashier held the payment codes for the Company’s bank accounts and was responsible for making cash or bank payments in accordance with approval. While all of the Company’s payments and use of cryptocurrencies are subject to the financial approval process, there was still a risk that the Cashier, under the CFO’s authority, may mistakenly open the safe to process unapproved payments or mistakenly hand over the Company’s cryptocurrency hardware cold wallet to the CFO.

According to our investigation and understanding, the fact that caused the Company’s cryptocurrencies and hardware cold wallet to be seized was that the Sheyang Public Security Bureau wrongly took away and forced open the Company’s safe and forced Wei Zhu to transfer most of the cryptocurrencies to their designated wallet address to implement seizure measures. Wei Zhu wrongly operated the Company’s cryptocurrency hardware cold wallet to transfer most of the cryptocurrency belonging to the Company without completing the necessary financial approval process. The Company’s Cashier was not negligent in the process.

After the Wei Zhu incident, the Company realized the shortcomings of the previous management’s internal control over the management of assets such as cryptocurrencies, and re-formulated a new financial management system, including a payment approval system and a digital asset management system to improve the relevant internal control. The Company’s main actions to address the previous internal control deficiencies are as follows: The current CEO and CFO of the Company are different persons to ensure the separation and effectiveness of financial approval authority. In addition:

•	The management rights of the Company’s current bank accounts are as follows:

a) Bank accounts that require payment through mobile verification code: The Cashier (under the CFO’s management) is in charge of the login password of the bank account, and the CEO is in charge of the payment key (the mobile that receives the payment verification code) of the bank account. After completing the financial payment approval process, the cashier logs into the bank account and makes the payment according to the approval, while the CEO receives and provides the mobile phone verification code to the Cashier to complete the payment. Neither the Cashier nor the CEO can complete the payment operation of the bank account independently.

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b) Bank account where payment is made through the hardware cryptographer: The Cashier (under the CFO’s management) and the CEO are in charge of two different hardware ciphers. After completing the financial payment approval process, the Cashier logs in to the bank account and makes payment according to the approval. The Cashier generates the password through the operator’s hardware ciphers to initiate the payment; at the same time, the CEO logs in the bank account and reviews the payment business initiated by the Cashier according to the approval result and generates and inputs the password to complete the payment through the reviewer’s hardware cipher held by him. Neither the Cashier nor the CEO can complete the payment operation of the bank account independently.

•	The Company’s current securities investment accounts (treasury bonds and portfolio products) have the following management authority: The CFO is in charge of the login password of the securities investment account, and the CEO is in charge of the mobile phone number bound to the securities investment account. Additional investment or redemption through the securities investment account can only be completed when the CFO logs in to the securities investment account and the CEO receives and provides the mobile phone verification code.

•	The management rights of the Company’s current cryptocurrency platform (currently only the Coinbase platform) account are as follows: The CFO is in charge of the login password of the wallet account of the cryptocurrency platform, and the CEO is in charge of the mobile phone number bound to the wallet account of the cryptocurrency platform. The use of cryptocurrency in the wallet account of the cryptocurrency platform must be logged in by the CFO and the mobile phone verification code received and provided by the CEO to complete the payment.

•	Other than the Company’s cryptocurrency hardware cold wallet wrongly seized by the Sheyang Public Security Bureau, the Company currently does not use other hardware cold wallets. If the Company needs to continue to use cryptocurrency hardware cold wallets in the future, the Company will choose a cryptocurrency hardware cold wallet jointly managed by multiple people to avoid the recurrence of the Company’s asset loss caused by situations similar to the Wei Zhu incident.

As with the Company's management mechanism for digital assets, the Company's current digital asset policy is in compliance with the new standards of our internal control..

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 104

3.	We note your proposed statement that you reviewed your register of members and Schedules 13G filed by holders of your ordinary shares in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response: The Company has inquired of its directors, officers, and shareholders which hold 10% or more of the total outstanding ordinary shares of the Company to ascertain whether the Company is owned or controlled by a governmental entity in China and has determined that none of such persons are owned or controlled by a governmental entity in China. The Company has not relied on any legal opinions or third party certifications, such as affidavits, taking into consideration the type and background of directors, officers, and shareholders of the Company, the resources available to the Company, the costs and expenses of detailed due diligence investigation, the interests of its shareholders, and the associated risks.

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4.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company has inquired of its directors of the Company and its consolidated foreign operating entities to ascertain whether any of them are officials of the Chinese Communist Party or are members of or affiliated with committees of the Chinese Communist Party, and has determined that none of such persons are officials of the Chinese Communist Party or are members of or affiliated with committees of the Chinese Communist Party. The Company has not relied on any third party certifications, such as affidavits, taking into consideration the background of its directors, the resources available to the Company, the costs and expenses of detailed due diligence investigation, the interests of its shareholders, and the associated risks.

5.	Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. In this regard, we note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China.

•	With respect to (b)(2), please revise your proposed disclosure to clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

•	With respect to (b)(3), please revise your proposed disclosure to provide the required information for you and all of your consolidated foreign operating entities and reference the jurisdiction of your auditor, which the PCAOB was unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Response: Please refer to the revised disclosure below:

Item 16I(b) of Form 20-F:

In July 2022, we were conclusively listed by the SEC as an SEC-Identified Issuer under the Holding Foreign Companies Accountable Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021.

As of the date of this annual report and to the best of our knowledge, we note that:

1.	On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, on January 27, 2023, we dismissed Shanghai Perfect C.P.A. Partnership as our independent registered public accounting firm. Effective from January 27, 2023, we appointed Onestop Assurance PAC, or Onestop, as our new independent registered public accounting firm. Onestop is an independent public accounting firm headquartered in Singapore and registered with the PCAOB and is subject to U.S. laws pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor Onestop is subject to inspection by the PCAOB, the most recent inspection was in 2022. For these reasons, we do not expect to be identified as an SEC-Identified Issuer under the Holding Foreign Companies Accountable Act for future filings of our annual report on Form 20-F.

2.	No governmental entities in the PRC, the Cayman Islands, the British Virgin Islands, Hong Kong, Singapore or the United States owns any shares of our Company or any of our operating entities;

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3.	No governmental entities in China (i.e., the applicable foreign jurisdiction with respect to Shanghai Perfect C.P.A. Partnership, our auditor for the financial years ended December 31, 2019, 2020 and 2021) has a controlling financial interest in our Company or any of our operating entities; and

4.	None of the members of the board of directors of our Company or our operating entities is an official of the Chinese Communist Party.

In addition, as of the date of this annual report, none of the currently effective memorandum and articles of association of our Company or any of our operating entities contains any wording from any charter of the Chinese Communist Party.

6.	With respect to your proposed disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to the best of our knowledge.” Please revise your proposed disclosure to confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response: Please refer to the revised disclosure in our response to question 5 above.

Consolidated Statements of Cash Flows, page F-13

7.	We note your response to prior comment 5 and reissue our comment in part.

Please provide us a fulsome response that includes references to the authoritative literature that supports your accounting for these cash flows within operating activities, instead of investment activities. Further, quantify for us the amount of purchases and sales of digital assets held for each of the years presented. In addition, other than the cryptocurrencies seized by the government authorities, tell us how long you held each significant cryptocurrency in each period presented.

Response:

1)	Classification of cash flows from disposal of digital assets

ASC 230 requires entities to classify cash receipts and cash payments as operating, investing, or financing activities on the basis of the nature of the cash flow. There is currently no explicit guidance in U.S. GAAP on the accounting for digital assets, including how an entity classifies its receipts of and payments for such assets in the statement of cash flows. As a result, an entity must apply judgment when classifying cash flows associated with transactions involving such assets. These transactions commonly include purchases and sales of crypto assets, crypto asset safeguarding, and crypto asset lending.

The Company obtained Bitcoins, USD Coins and Filecoins by issuing shares and carrying out mining business. The intention of the Company to hold these cryptocurrencies is to sell them at a time when their price is high for cash, while recognizing the corresponding asset transfer income. The Company regards this transaction as one of its daily business activities, and hopes to generate profits by trading cryptocurrencies through digital asset quantitative trading software in the future. Therefore, the Company recognized the cash flow generated from the sale of cryptocurrencies as operating cash flow.

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2)	The quantity and amount of purchases and sales of digital assets held for each of the years presented.

The movement of intangible assets for the year ended December 31, 2021 and 2022 is as follows:

	December 31,	December 31,
	2022	2021
	US$	US$
Balance as of January 1, 2021 and 2022	7,277,717	383,289
Addition: received Cryptocurrencies payments (i)	315,028	10,000,363
Purchase	—	—
Mining out (ii)	783,438	664,307
Deduction: Payment made by Cryptocurrencies (iii)	—	(2,141,375)
Deduction: disposal of Cryptocurrencies (iv)	(998,902)	(336,299)
Impairment (v)	(3,144,053)	(1,292,568)
Balance as of December 31, 2021 and 2022	4,233,228	7,277,717

The movement of each cryptocurrency for the year ended December 31, 2021 and 2022 is as follows:

1)	Bitcoin

	December 31,		December 31,
	2022		2021
	Numbers	US$	Numbers	US$
Balance as of January 1, 2021 and 2022	106.9936	4,280,740	—	—
Addition: received Bitcoin payments (i)	—	—	105.2385	5,000,000
Bitcoin purchase	—	—	—	—
Bitcoin mining out (ii)	18.8649	783,090	11.7551	664,307
Deduction: Payment made by Bitcoin	—	—	(3.13834)	(149,107)
Deduction: disposal of Bitcoin (iii)	—	—	(6.86166)	(326,007)
Impairment of Bitcoin (iv)	—	(3,111,232)	—	(908,453)
Balance as of December 31, 2021 and 2022 (v)	125.8585	1,952,597	106.9936	4,280,740

(i)	The Company received 105.2385 bitcoins through a private placement of shares in September 2021, with a book value of $5 million determined at the agreed price.

(ii)	From January 1,2022 to April 30, 2022, the Company mined out 18.86491222 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $783,090.

From October 25, 2021 to December 31, 2021, the Company mined out 11.75513345 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $664,307.

(iii)	In October 2021, the Company sold 6.86166 Bitcoins for cash and converted 3.13835862 Bitcoins into USD Coins to pay investment banking service fees, with a total book value of $475,114.

(iv)	We estimated the fair values of the Bitcoins based on the intraday low price every day and recognized $3,111,232 impairment loss for the year ended December 31, 2022.

We estimated the fair values of the Bitcoins based on the intraday low price every day and recognized $908,453 impairment loss for the year ended December 31, 2021.

(v)	All of the Company’s Bitcoins are stored in the Company’s digital asset hardware cold wallet that were seized due to the Wei Zhu’s incident, and the book value on December 31, 2022 of the Bitcoins stored in the out-of-control wallet was $1,952,597, and we verified that Bitcoins with a book value as of December 31, 2022 of $1,477,551 stored in the out-of-control wallet had been transferred to another unknown wallet.

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2)	USD Coin

	December 31,		December 31,
	2022		2021
	Numbers	US$	Numbers	US$
Balance as of January 1, 2021 and 2022	3,005,537.50	2,991,113	—	—
Addition: received USD Coin payments (i)	—	—	5,000,000	4,994,500
USD Coin purchase (ii)	—	—	180,024.06	149,106
USD Coin mining out	—	—	—	—
Deduction: Payment made by USD Coin (iii)	—	—	(2,174,486.56)	(2,141,373)
Deduction: disposal of USD Coin (iv)	(1,000,000)	(998,902)	—	—
Impairment of USD Coin (v)	—	—	—	(11,120)
Balance as of December 31, 2021 and 2022 (vi)	2,005,537.50	1,992,211	3,005,537.50	2,991,113

(i)	The Company obtained 5 million USD Coins through private placement in October 2021. Since the agreement did not clearly specify the specific consideration, we calculated the book value of $ 4,994,500 according to the closing price of the “Feixiaohao” platform on the day of receipt of these USD Coins.

(ii)	In October 2021, the Company converted 3.13834 Bitcoins with the book value of $149,106 into 180,024.06 USD Coins to pay investment banking fees.

(iii)	In October 2021, the Company used 1,994,462.5 USD Coins with a book value of $1,992,267 to pay Bitcoin mining cloud computing power fees, and used 180,024.06 USD Coins with the cost of $149,106 to pay investment banking service fees.

(iv)	In January 2022, the Company sold 1,000,000 USD coins with the book value of $998,902 and got $968,934 into the Company’s bank account.

(v)	We estimated the fair values of the USD coins based on the intraday low price every day and recognized $11,120 impairment loss for the year ended December 31, 2021.

(vi)	All of the Company’s USD coins are stored in the Company’s digital asset hardware cold wallet that was seized due to the Wei Zhu’s incident, and the book value on December 31, 2022 of the USD coins stored in the out-of-control wallet was $1,992,211. We verified that all of them had been transferred to another unknown wallet.

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3)	Filecoin

	December 31,		December 31,
	2022		2021
	Numbers	US$	Numbers	US$
Balance as of January 1, 2021 and 2022	—	—	—	—
Addition: received Filecoin payments (i)	104,646.58	315,028	—	—
Filecoin purchase	—	—	—	—
Filecoin mining out (ii)	115.49	348	—	—
Deduction: Payment made by Filecoin	—	—	—	—
Deduction: disposal of Filecoin	—	—	—	—
Impairment of Filecoin (iii)	—	(26,957)	—	—
Balance as of December 31, 2021 and 2022 (iv)	104,762.07	288,419	—	—

(i)	The Company received 104646.58 Filecoins with the book value of $315,028 from Huangtong International Co., Ltd., as a part of the asset purchase agreement closed on December 15, 2022. The Company received these Filecoins on December 20, 2022, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform, a cryptocurrency information platform that gathers data from major global cryptocurrency exchanges.

(ii)	During the year ended 2022, the Company mined out 115.49 Filecoins from the Filecoin physical mining business, and recognized the book value based on the day’s closing trading price of the “Feixiaohao” platform of $348.

(iii)	We estimated the fair values of the Filecoins based on the intraday low price every day and recognized $26,957 impairment loss for the year ended December 31, 2022.

(iv)	As of December 31, 2022, Filecoins held by the Company were stored in the Filecoin node account to meet the pledge conditions of the Filecoin mining business, and the Company had not transferred the excess Filecoins to the Company’s wallet opened on the Coinbase platform or hardware cold wallet.

4)	FFcoin

	December 31,		December 31,
	2022		2021
	Numbers	US$	Numbers	US$
Balance as of January 1, 2021 and 2022 (i)	—	—	59,896,893	372,995
Addition: received Ffcoin payments	—	—	—	—
Ffcoin purchase	—	—	—	—
Ffcoin mining out	—	—	—	—
Deduction: Payment made by Ffcoin	—	—	—	—
Deduction: disposal of Ffcoin	—	—	—	—
Impairment of Ffcoin (ii)	—	—	(59,896,893)	(372,995)
Balance as of December 31, 2021 and 2022	—	—	—	—

(i)	As of December 31, 2020, the Company held 59,896,893 Ffcoins with the book value of $372,995, which were derived from the Company’s acquisition of Mercurity Limited in 2019.

(ii)	During 2021, we wrote off the 59,896,893 Ffcoins with the book value of $372,995 due to the Ffcoin platform had gone out of business, these Ffcoins no longer had any market value as of December 31, 2021.

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5)	Tether USDs (“USDT”)

	December 31,		December 31,
	2022		2021
	Numbers	US$	Numbers	US$
Balance as of January 1, 2021 and 2022 (i)	5,864	5,864	10,401.65	10,294
Addition: received USDT payments (ii)	—	—	5,864	5,864
USDT purchase	—	—	—	—
USDT mining out	—	—	—	—
Deduction: Payment made by USDT	—	—	—	—
Deduction: disposal of USDT (iii)	—	—	(10,401.65)	(10,294)
Impairment of USDT (iv)	(5,864)	(5,864)	—	—
Balance as of December 31, 2021 and 2022	—	—	5,864	5,864

(i)	As of December 31, 2020, the Company held 10,401.65 Ffcoins with the book value of $10,294.

(ii)	The Company received consideration for providing technical services to customers in the first half of 2021 for about 5,864 Tether USDs and recognized a book value of $5,864.

(iii)	During 2021, the Company sold the 10,401.65 Tether USDs and got $10,312 into the Company’s bank account.

(iv)	We wrote off the about 5,864 Tether USDs with the book value of $5,864 in 2022 due to the platform where the wallet of the Tether USDs was stored had gone out of business, we had been no longer able to withdraw the Tether USDs as of December 31, 2022.

3)	Other significant cryptocurrencies other than the cryptocurrencies seized by the government authorities.

In addition to the Bitcoin and USD Coin mistakenly seized by China's Sheyang Public Security Bureau, Filecoin is the only other significant cryptocurrency held by the Company in the past two years.

Pursuant to the Supplemental Contract Agreement dated January 22, 2023 between the Company and Huangtong International Co., Ltd.(“Huangtong”), the Company and Huangtong acknowledged and agreed that the scattered Filecoins deposited in the machines purchased under the original agreement shall be the sole and exclusive property of the Company. We identified and controlled the 104,646.5806 Filecoins provided by Huangtong for free on December 20, 2022. According to the closing price of Filecoin on Feixiaohao platform on the day the Company discovered and confirmed the Filecoins (December 20, 2022), we confirmed that the value of these Filecoins was $315,028. We considered these Filecoins to be assets that Huangtong, as a new shareholder, had provided to the Company without compensation.

The Company started the Filecoin mining business on December 20, 2022, the Company generated 115.49 Filecoins and recognized $348 in revenue in 2022, and generated 33,552.58 Filecoins and recognized $166,866 in revenue in the first half of 2023.

As of September 30, 2023, the Company did not sell any Filecoin or use Filecoin for any payment.

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Note 3. Summary of Significant Accounting Policies

Revenue Recognition

Cryptocurrency Mining, page F-30

8.	We note your response to prior comment 8 and reissue our comment in part. Please provide us a fulsome response with a detailed analysis of your cryptocurrency mining revenue recognition accounting policy that addresses the following:

•	Tell us the authoritative literature that supports your accounting, specifically for the following:

o	Explain your consideration as to whether the provision of storage capacity to mine Filecoin is a lease under ASC 842;

o	Tell us how measuring the cryptocurrencies received at the fair value on the date received is consistent with the guidance in ASC 606-10-32-21 to value that consideration at contract inception;

o	Tell us how the global cryptocurrency information platform “Feixiaohao” can be your principal market, or in the absence of a principal market, the most advantageous market under ASC 820-10-35-5 when it appears that it is not a market where cryptocurrencies can be bought and sold; and

o	Tell us what portions of the consideration you are due is variable, how you made such determination and how you apply the variable consideration constraint under ASC 606-10-32-11.

Response:

1.	The Company’s Filecoin mining business is not a lease.

According to ASC 842-10-15-3, a contract is or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. A period of time may be described in terms of the amount of use of an identified asset (for example, the number of production units that an item of equipment will be used to produce). According to ASC 842-10-15-4, to determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the customer has both of the following: a) The right to obtain substantially all of the economic benefits from use of the identified asset. B) The right to direct the use of the identified asset. If the customer in the contract is a joint operation or a joint arrangement, an entity shall consider whether the joint operation or joint arrangement has the right to control the use of an identified asset throughout the period of use.

Filecoin is a distributed data storage network and a blockchain cryptocurrency technology. It is a next-generation infrastructure for hosting data in a data storage network anywhere in the world. This blockchain data storage network incentivizes people with storage space to participate in a network where they can provide storage services and receive a corresponding return. Filecoin monetizes unused and excess storage around the world across a distributed network.

The Filecoin mining business carried out by the Company is essentially to provide storage services for the data storage demand side (the end customers) in the Filecoin network, and obtain the corresponding Filecoins in return. The Company does not transfer the relevant storage devices to the end customers, and these devices are still managed and maintained by the Company. Hence, the Company’s Filecoin mining business does not meet the definition of a lease under ASC 842.

2.	How do we measure the Filecoins received from the Filecoin mining business to be consistent with the guidance in ASC 606-10-32-21

According to ASC 606-10-32-21, to determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).

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According to ASC 606-10-25-1, an entity shall account for a contract with a customer that is within the scope of this Topic only when all of the following criteria are met: A) The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations. B) The entity can identify each party’s rights regarding the goods or services to be transferred. C) The entity can identify the payment terms for the goods or services to be transferred. D)The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract). E) It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectibility of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession.

The Company establishes contracts with the end customers through Filecoin network. The Company uses its own storage devices to provide storage services to the end customers through Filecoin network. Filecoin network calculates and allocates Filecoins to the Company in real time according to the realized storage capacity provided by the Company to the end customers. All Filecoins received by the Company are in return for the fulfillment of contractual obligations and the corresponding contractual obligations have been fulfilled at the time the Company receives Filecoin. The amount of Filecoin the Company receives is proportional to the amount of storage capacity the Company provides to the end customers, and there is a clear algorithm in the Filecoin network, so the Company’s consideration for fulfilling the contract is measurable and there is no risk that the consideration will not be recouped. The Company calculates daily revenue for the day of recognition based on the number of Filecoins received and the daily lowest price in the market, which the Company obtains from the Feixiaohao Platform, an information platform that aggregates data from the global cryptocurrency exchange market.

The Company provides storage services to the end customers all the time, and there is no fixed period. Filecoins obtained by the Company are also settled by the Filecoin network in real time. Every day that the Company provides storage services to end customers can be regarded as a sub-order of our Filecoin mining business. Therefore, each day can be regarded as the inception and the end of a sub-order, and the Company calculates its fair value every day according to the quantity and the market price of the received Filecoin, which is consistent with the guidance in ASC 606-10-32-21.

3.	Considerations of Filecoin market price

According to ASC 820-10-35-5, a fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: a) In the principal market for the asset or liability; b) In the absence of a principal market, in the most advantageous market for the asset or liability.

Filecoin’s global trading marketplace includes platforms such as Coinbase, Kraken, Upbit, Gemini, etc., and as of December 31, 2022, the Company did not store and trade Filecoin through any of the trading platforms. Since the Feixiaohao platform is a professional big data platform for the digital currency industry, which collects the market price data of the above-mentioned major global trading platforms, so the Company uses the data of several major global trading platforms collected by the Feixiaohao platform as the reference basis for the fair price of Filecoin, rather than choosing the data of a certain major trading platform. We believe that the Filecoin market data obtained by the Company from Feixiaohao platforms is consistent with the guidelines of ASC 820-10-355-5, and that doing so is more consistent with the principle of caution. For example, we calculate the fair value of Filecoin by selecting the lowest trading price of the day on multiple major trading platforms, which may be lower than the lowest price on a certain major trading platform.

With the Company opening the account on the Coinbase platform in 2023, the Company will mainly conduct cryptocurrency transactions through the Coinbase platform in the future, so the Company will use the Coinbase platform as the main trading market in the 2023 financial accounting, and transaction data from the Coinbase platform will be used as a reference basis for fair value in the financial statements for the year ended December 31, 2023.

4.	Whether it is a variable consideration

According to ASC 606-10-32-23, the fair value of the noncash consideration may vary after contract inception because of the form of the consideration (for example, a change in the price of a share to which an entity is entitled to receive from a customer). Changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration are not included in the transaction price.

Since the price of Filecoin received by the Company is constantly changing, and the change in the consideration of the Company’s services resulting from the change in the price of Filecoin is due to the form of the consideration and is not included in the transaction price, it is therefore not subject to the variable consideration specified in ASC 606-10-32-11.

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•	We note that both Cologix service orders filed as Annex 8.2 are signed by both parties on October 1, 2022, but each references prior service orders which these replace. Please confirm the inception date for these Filecoin data center services, explain the nature of the prior service orders, and provide the prior contracts if necessary.

Response:

Considering that the equipment we use for Filecoin mining needs to undergo installation and trial runs first, the Company needs to lease an operating space (the data center) that can provide services such as electricity and Internet several months in advance. The Company and Cologix signed a full set of formal umbrella service orders (Order #43479 and #43480) on October 1, 2022. Cologix then calculates and sends a monthly bill to the Company each month based on the amount of electricity the Company actually consumes, and the Company pays Cologix based on the monthly bill. In addition, although the umbrella service orders between Cologix and the Company were signed on October 1, 2022, Cologix agreed that it would not start calculating the fees until the month when the installation and trial run of all equipment completed and the operation of the Filecoin mining operation started, and the earliest month that it actually started calculating and paying the service fees was December 2022.

Before October 1, 2022, due to the inability to confirm the arrival time and the number of equipment, the Company repeatedly negotiated with Cologix and revised the start date of the contract and the number of rental cabinets, which was in the early stage of negotiation. As a result, Cologix did not provide any services to the Company prior to October 1, 2022, nor did the Company pay any fees to Cologix.

In addition, the Company had previously entered into negotiations with Huangtong International Co. Ltd. (“Huangtong”) for the acquisition of the Web3 decentralized storage infrastructure (the equipment, most of which would be used to the Filecoin mining business), and Huangtong began shipping the equipment to the Company’s leased data center in Tennessee, USA from Cologix in November 2022, and the Company completed the installation and trial run of all equipment on December 10, 2022 - that is, the acceptance of all the equipment had been completed. Thereafter, the acquisition agreement between Huangtong and the Company was approved and signed by the Board of Directors on December 15, 2022.

Cologix serves as a data center that houses the Company’s Web3 decentralized storage infrastructure, including storage machines, GPU graphics processors and CPU central processing units, and provides the electrical and network services needed to run the machines. Cologix is not involved in the Company’s Filecoin mining business.

•	Provide us your contract with the Filescan platform as we were unable to access the contract terms through the internet link provided in your response. Tell us:

o	Whether Filescan is a mining pool operator or whether you mine Filecoin directly on the Filecoin network through Filescan;

o	The mechanics of how a Filecoin is mined on the Filecoin network including how you provide computer storage to mine Filecoin; and

o	Whether you pay any fees to a Filecoin mining pool operator or sharing mining service provider, and if so, tell us how you account for the fees.

Response:

Filescan is not a mining pool operator. The Filescan platform has not signed a fee-based service contract with any user, only the platform service and operating terms for all users, and the platform users can use Filescan functions only after agreeing to the terms. Filescan is a free, recognized and trusted Filecoin web data display platform. The data in Filescan platform is all from Filecoin public chain, which is open and transparent, real, and cannot be tampered with.

Compared with BTC mining, Filecoin mining is less difficult and does not need to bundle many miners to form a mining pool to reduce the volatility of mining probability and achieve the stability of mean regression. In Filecoin mining, each miner is treated as a “node” that provides miner self-certification to the Filecoin mainnet through the storage server + network and is verified by the Filecoin Mainnet. Once verified, miners will be rewarded with Filecoin tokens. Therefore, we can think of each Filecoin node as a separate mining pool.

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Hence, the Company does not pay any fees to other Filecoin mining pool operators or shared mining service providers.

The revenue from Filecoin mining comes from two parts: 1) Storage devices are deployed in the data center to provide storage space for the Filecoin mainnet over a remote network; 2) Provide retrieval (computing power) services for Filecoin mainnet through remote network by deploying GPU graphics processors and CPU central processing units in data centers.

Filecoin Mainnet is a decentralized data storage+ information search blockchain platform (similar to decentralized Amazon cloud+ Google search). The builders (miners) who provide storage space and computing power for the Filecoin mainnet will be multiplied by the Filecoin mainnet mining reward according to the percentage of their storage and computing power in the whole network, respectively, and receive the reward token Filecoin. Currently, the Filecoin mainnet generates a block every 30 seconds, and each block rewards 12 Fil tokens. In addition, users who use the Filecoin Mainnet cloud storage service or search service will pay the Filecoin Mainnet token Fil as a usage fee. The Filecoin received by the Company as a miner is the net quantity after the Filecoin Mainnet deducts the usage fee (settled in Filecoin), and the realization of the revenue recognized by the Company is calculated based on the actual net quantity received and the market price of Filecoin on that day.

•	As the Carpenter Creek/Bitdeer contract was for the six months of October 2021 to April 2022, and your response indicates the Bitcoin sharing business suffered a large loss in 2021, please revise to include quantified disclosure of the 2021 Bitcoin loss.

Response:

We will add the related contents in the revised“Note 3. Summary of Significant Accounting Policies. Revenue Recognition. Cryptocurrency Mining” of the annual report on Form 20-F for the year 2022 as follows:

We carried out the Bitcoin mining from October 2021 to April 2022. Our computing power during this period was 35,000TH/s, our average daily output during this period was 0.17011136 BTC, and the revenue per unit of computing power was 0.000004860 BTC/TH/day. For this Bitcoin mining business, we essentially leased the Bitcoin mining machines instead of buying them, while the cost of renting the mining machines proved to be very high. The average daily operating cost (including the cost of renting the mining machines) of our Bitcoin mining was $110,80.51, so we would not make a profit until the average price of Bitcoin exceeds $65,137. The management at the time did not anticipate the Bitcoin market crash that began in December 2021. In December 2021, the price of Bitcoin suddenly plummeted from the price range of $60,000 per coin and during 2022 such price lingered around the range of $15,000 to $47,000, causing the Company’s Bitcoin mining business to suffer a great loss.

The comparative data of revenue and cost of this Bitcoin shared mining business compiled by month are as follows:

Period	The number of Bitcoin rewards	Revenue	Cost	Gross profit	Average closing price of Bitcoin	Breakeven Bitcoin price
October, 2021	1.15637957	$71,061.41	$(60,018.55)	$11,042.86	$61,659.24	$51,902.12
November, 2021	5.82873982	$353,802.33	$(332,410.42)	$21,391.91	$60,641.88	$57,029.55
December, 2021	4.77001406	$239,443.11	$(310,249.72)	$(70,806.61)	$49,683.50	$65,041.68
January, 2022	5.29383051	$220,287.73	$(343,490.76)	$(123,203.03)	$41,483.14	$64,885.11
February, 2022	4.42114903	$179,749.11	$(310,249.72)	$(130,500.61)	$40,625.01	$70,174.00
March, 2022	4.81988816	$201,511.74	$(343,490.76)	$(141,979.02)	$41,804.32	$71,265.30
April, 2022	4.33004452	$181,540.87	$(294,552.57)	$(122,897.40)	$41,799.11	$68,025.30
Total Amount	30.62004567	$1,447,396.30	$(1,994,462.50)	$(556,951.90)

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Consultation Services, page F-31

9.	We note your response to prior comment 9 and reissue our comment in part. Please provide us a fulsome response regarding the customer not being obligated to pay your $3 million “incentive” fee if their initial public offering is not completed that includes the following:

•	Tell us why over time recognition is appropriate under ASC 606-10-25-27 through 25-29 or why the fee you recorded is not considered variable and constrained under ASC 606-10-32-11; and

•	Clarify how you determined that the $80,000 consultation service revenue you recognized in 2022 represents 50% completion of the consulting agreement.

Response:

According to ASC 606-10-25-27, an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met: a) The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. B) The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced. C) The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

According to ASC 606-10-25-28, an asset created by an entity’s performance does not have an alternative use to an entity if the entity is either restricted contractually from readily directing the asset for another use during the creation or enhancement of that asset or limited practically from readily directing the asset in its completed state for another use. The assessment of whether an asset has an alternative use to the entity is made at contract inception. After contract inception, an entity shall not update the assessment of the alternative use of an asset unless the parties to the contract approve a contract modification that substantively changes the performance obligation.

According to ASC 606-10-25-29, an entity shall consider the terms of the contract, as well as any laws that apply to the contract, when evaluating whether it has an enforceable right to payment for performance completed to date in accordance with paragraph 606-10-25-27I. The right to payment for performance completed to date does not need to be for a fixed amount. However, at all times throughout the duration of the contract, the entity must be entitled to an amount that at least compensates the entity for performance completed to date if the contract is terminated by the customer or another party for reasons other than the entity's failure to perform as promised.

According to the service contract signed between the Company and the client, the Company provides a service similar to project management to the client, including providing comprehensive solutions for the client's IPO objective and helping the client coordinate the work of other professional organizations. In 2022, the Company received $160,000 of the contractually agreed cash portion of the entire consideration, and in fact, the $160,000 of the cash consideration is part of the upfront costs of the client's IPO process. The services provided by the Company to the client are exclusive services and there is no alternative use. The Company calculated and recognized revenue at the end of 2022 based on the progress of completion of the work content corresponding to the service (percentage of completion), and the portion of unrecognized revenue is reflected in the financial statements as a liability (advance from customers).

According to ASC 606-10-55-16, methods that can be used to measure an entity's progress toward complete satisfaction of a performance obligation satisfied over time in accordance with paragraphs 606-10-25-27 through 25-29 include the following: a) Output methods; b) Input methods.

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The Company recognized the realization of the consulting service revenue by using Output Methods. According to ASC 606-10-55-17, Output methods recognize revenue on the basis of direct measurements of the value to the customer of the goods or services transferred to date relative to the remaining goods or services promised under the contract. Output methods include methods such as surveys of performance completed to date, appraisals of results achieved, milestones reached, time elapsed, and units produced or units delivered. When an entity evaluates whether to apply an output method to measure its progress, the entity should consider whether the output selected would faithfully depict the entity's performance toward complete satisfaction of the performance obligation. An output method would not provide a faithful depiction of the entity's performance if the output selected would fail to measure some of the goods or services for which control has transferred to the customer. For example, output methods based on units produced or units delivered would not faithfully depict an entity's performance in satisfying a performance obligation if, at the end of the reporting period, the entity's performance has produced work in process or finished goods controlled by the customer that are not included in the measurement of the output.

As of December 31, 2022, approximately 50% of the work for the $160,000 cash consideration received by the Company has been completed, which we had confirmed with the client, and the Company recognized consultation service revenue of $80,000 for the year ended December 31, 2022.

It should be noted that the service contract signed between the Company and the client in 2022 is only a preliminary service contract in the IPO process of the client, including four months of comprehensive consulting services and preliminary legal counsel fees. The Company and the client signed a new supplementary contract in the second half of 2023, which stipulated that the client needs to pay more cash consideration to the Company for other subsequent services provided by the Company.

According to ASC 606-10-32-11, an entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

According to the service contract signed between the Company and the client, if the client completes the IPO, the Company will be able to receive $3 million worth of equity consideration from the client, which can be understood as in "incentive" measured by results. This $3 million worth of equity consideration is a variable consideration and should be included in the transaction price. As of the release date of the annual report on Form 20-F for the year 2022, the Company had not been able to eliminate the uncertainty of recognizing this variable consideration, since the Company was still unable to estimate whether the client will ultimately be able to complete the IPO target, and therefore the Company's revenue recognition for the contract did not include this portion of the variable consideration.

Technical Services, page F-31

10.	We note your response to prior comment 10 and reissue our comment in part. Please provide us a fulsome response regarding the following:

•	Reference for us the authoritative literature you rely upon to support your accounting for your software development services and also your other services;

•	For contracts with both software development and other services, tell us how you identify the different performance obligations and how you allocate arrangement consideration to each performance obligation; and

•	Please revise your disclosure to quantify and discuss the nature of your significant revenue over the periods presented.

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Response:

From 2019 to the first half of 2021, the Company's main source of revenue was to provide technical services to our Company’s customers. These services include, among others, (i) comprehensive solutions in connection with digital asset transactions, (ii) platform-based products, such as transaction facilitation systems, trading systems, account management systems, operation management systems and mobile applications, and (iii) a variety of supplemental services, such as customized software development services, maintenance services and compliance support services. The contracts for these services include milestone project contracts with software development as the main content, and service performance contracts for an agreed period of time.

According to ASC 606-10-25-19, a good or service that is promised to a customer is distinct if both of the following criteria are met: a) The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct). b) The entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

The different service contents agreed in the technical service contracts signed by the Company during the period of 2019 to 2021 were all distinct, mainly including software development and technical services for a period of time, and the considerations of these service contents were distinguishable in the contracts.

According to ASC 606-10-55-16, methods that can be used to measure an entity's progress toward complete satisfaction of a performance obligation satisfied over time in accordance with paragraphs 606-10-25-27 through 25-29 include the following: a) Output methods; b) Input methods.

The Company recognized the realization of the technical service revenue by using Input Methods. According to ASC 606-10-55-20, Input Methods recognize revenue on the basis of the entity's efforts or inputs to the satisfaction of a performance obligation (for example, resources consumed, labor hours expended, costs incurred, time elapsed, or machine hours used) relative to the total expected inputs to the satisfaction of that performance obligation. If the entity's efforts or inputs are expended evenly throughout the performance period, it may be appropriate for the entity to recognize revenue on a straight-line basis.

For software development, the Company recognizes revenue over time as the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced. The Company generally recognizes revenue using an input method with revenue amounts being recognized proportionately as costs are incurred relative to the total expected costs to satisfy the performance obligation. The Company believes that costs incurred as a portion of total estimated costs is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work effort.

Service other than those associated with the design, development, creation, testing, installation, configuration, integration and customization of fully operational software, may be a service performance obligation, which is distinct from performance obligation for software development. Our services are provided to customers for a fixed amount over the contract service period and revenue is recognized on a straight-line basis over the term of the contract, under the input method.

In fact, due to the changes of the Company's management team and the fluctuations in the customer's industry, the Company did not generate any revenue related to technical services in the second half of 2021 and 2022. In the first half of 2021, the Company received a portion of custom technical services revenue of about $120,000 through one of the divested VIEs, which was not included in the consolidated statements of revenue and was recognized as profit from discontinued operations.

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Share-based payments, page F-33

11.	We acknowledge your response to prior comment 11. Please revise your proposed disclosure to be included in future filings to address the following:

•	Revise your disclosure about awards with market conditions to add a sentence that indicates that compensation cost is not reversed if a performance condition is met but a market condition is not met. See ASC 718-10-30-14; and

•	Revise your disclosure about the estimation of forfeitures to clarify that you have a policy election as to whether to estimate forfeitures or recognize them when they occur. In this regard, the fourth paragraph of your proposed disclosure indicates that ASC 718 requires the estimation of forfeitures. See ASC 718-10-35-3.

Response:

The Company will revise the accounting policies about share-based payments in future filings to clarify how the Company recognizes compensation for awards with market conditions. The details are as follows:

Share-based payments (revised)

In the second quarter of 2017, the Company elected to early adopt ASU No. 2016-09, Compensation Stock Compensation (“ASC 718”): Improvement to Employee Share based Payment Accounting.

Share options and restricted shares granted to employees and directors are accounted for under ASC 718, “Compensation - Stock compensation”. In accordance with ASC 718, the Company determines whether a share option or restricted shares should be classified and accounted for as an equity award. All grants of share options and restricted shares to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values.

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital.

The total amount of compensation cost recognized at the end of the requisite service period for an award of share-based compensation shall be based on the number of instruments for which the requisite service has been rendered (that is, for which the requisite service period has been completed). Previously recognized compensation cost shall not be reversed if an employee share option (or share unit) for which the requisite service has been rendered expires unexercised (or unconverted). To determine the amount of compensation cost to be recognized in each period, the Company shall make an entity-wide accounting policy for all employee share-based payment awards to do the following: Recognize the effect of awards for which the requisite service is not rendered when the award is forfeited (that is, recognize the effect of forfeitures in compensation cost when they occur). Previously recognized compensation cost for an award shall be reversed in the period that the award is forfeited.

For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. If the incentivized employee does not meet the agreed market conditions on the grant-date, then the corresponding shares will be forfeited or the corresponding percentage of the proposed shares will be forfeited in proportion to the failure to meet the market conditions. The fair value of the shares granted to employees at the grant-date is the consideration adjusted for the satisfaction of market conditions.

Some awards contain a market condition. The effect of a market condition is reflected in the grant-date fair value of an award. Compensation cost thus is recognized for an award with a market condition provided that the good is delivered or the service is rendered, regardless of when, if ever, the market condition is satisfied.

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A change in any of the terms or conditions of share-based payment awards is accounted for as a modification of awards. The Company measures the incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified, based on the share price and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurred. For unvested awards, the Company recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

Segment Reporting, page F-34

12.	We note your response to prior comment 12 that includes ASC 280-10-50-41 geographic information. Please revise your disclosure in future filings to provide the following:

•	Your revenue and asset information for the same periods that your income statement and balance sheet are presented. In this regard we note that your revenue information is not provided for the year ended December 31, 2020;

•	The entity wide long-lived asset information required by ASC 280-10-50-41b. In this regard, we note that you provide only cryptocurrency information and exclude your property and equipment;

•	The major customer information required by ASC 280-10-50-42, including the total revenue from each customer that provided 10% or more of your revenues for each period presented. We note your disclosure on page 5 that the loss of any one of your customers could have an adverse impact on your revenue; and

•	As your Hong Kong subsidiary revenue is material, separately disclose this individual foreign country, as required by ASC 280-10-50-41(a).

21

Response:

1)	The entity wide revenue and asset information for 2022, 2021 and 2020 (revised):

Revenue from different countries and regions (revised):

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$	US$	US$
(i) Hong Kong subsidiary: Ucon Capital (HK) Limited
Revenue from Bitcoin mining business	$783,089	$664,307	-

(ii) US subsidiary: Mercurity Fintech Technology Holding Inc.
Revenue from Consulting services	$80,000	-	-

(iii) Cayman parent company: Mercurity Fintech Holding Inc.
Revenue from Technical services (The actual operation team is in mainland China)	-	$5,864	-
Revenue from Filecoin mining business (The business has been transferred to the US subsidiary operation from January 2023)	$348	-	-

(iv) BVI subsidiary: Mercurity Limited
Revenue from Technical services (The actual operation team is in mainland China)			$1,392,000

(v) Singapore subsidiary: NBpay Fintech Pte Ltd
Revenue from Technical services (The actual operation team is in mainland China)			$10,300

2)	Asset information as of December 31, 2022 and 2021 (revised):

Asset information of different countries and regions:

	As of	As of
	December 31, 2022	December 31, 2021
	US$	US$
(i) Hong Kong subsidiary: Ucon Capital (HK) Limited
Cryptocurrency: Bitcoins (These Bitcoins were kept in hardware cold wallet in office in mainland China, currently being improperly seized by the Sheyang Public Security Bureau.)	$475,046	$500,431
Net assets	$(1,270,236)	$636,027

(ii) US subsidiary: Mercurity Fintech Technology Holding Inc.		-
Net assets	$6,683	-

(iii) Cayman subsidiary: Mercurity Fintech Holding Inc.
Machinery and equipment	$5,953,950	-
Electronics and office equipment	$7,222	-
Cryptocurrency: Bitcoins (These Bitcoins were kept in hardware cold wallet in office in mainland China, currently being improperly seized by the Sheyang Public Security Bureau.)	$1,477,551	$3,780,309
Cryptocurrency: USD Coins (These USD Coins were kept in hardware cold wallet in office in mainland China, currently being improperly seized by the Sheyang Public Security Bureau.)	$1,992,211	$2,991,113
Cryptocurrency: Filecoins (These Filecoins have been transferred to the US subsidiary from January 2023)	$288,419	-
Net assets	$18,085,362	$11,321,204

22

3)	The Company's main customers (Customers who contribute more than 10% of their revenue)

Our main customers for the year 2020, 2021 and 2022 are further disclosed as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$	US$	US$
(i) Hong Kong subsidiary: Ucon Capital (HK) Limited
Customer: F2pool	$783,089	$664,307	-

(iii) US subsidiary: Mercurity Fintech Technology Holding Inc.
Customer: Beijing INHI Culture Media Co., Ltd	$80,000	-	-

(iv) BVI subsidiary: Mercurity Limited
Customer: BGA Foundation Ltd	-	-	$1,392,000

106)	4) Revenue from individual foreign country as follow:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$	US$	US$
(i) Individual foreign country: Hong Kong, China
Hong Kong subsidiary: Ucon Capital (HK) Limited	$783,089	$664,307	-

(ii) Individual foreign country: BVI
BVI subsidiary: Mercurity Limited	-	-	$1,392,000

Due to the changes in the management and board of directors during 2021 and 2022, the Company's business structure has undergone great changes. At present, the Bitcoin sharing mining business carried out by the Company’s Hong Kong subsidiary in 2021 was just the Company's initial attempt at cryptocurrency mining business. It resulted in the revenue generated by the Bitcoin shared mining business of the Hong Kong subsidiary becoming the main revenue of the Company in the past two years, which was not a normal occurence. The Company re-adjusted the Company's business structure in early 2023, taking into account the instability of the cryptocurrency market, and decided to further reduce its proportion of its cryptocurrency mining business. The Company has also shifted its focus to digital banking and digital payments, and investment banking (the Company is in the process of acquiring an old U.S. brokerage firm).

Note 9. Intangible Assets, Net, page F-40

13.	We have reviewed your response to prior comment 16. Please provide us an accounting analysis citing specific authoritative literature that supports your determination to (A) not derecognize the seized cryptocurrencies you did not control on your balance sheet at December 31, 2022 and (B) recognize a recovery prior to such recovery occurring. As part of your analysis,

•	Clarify whether the asset you had at December 31, 2022, was a crypto asset or a right to recover crypto assets. If it is a right to recover crypto assets, clarify whether that right is to recover the quantity of crypto assets seized or alternatively a fiat currency amount and how such fiat currency amount would be determined;

•	Demonstrate how the specific authoritative literature on which you reply supports not derecognizing the crypto assets you did not control (i.e., those seized by the Public Security Bureau) at December 31, 2022 because the Recovery Proceeding had not yet concluded;

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•	If you believe ASC 450 Contingencies applies, tell us why and how you applied the guidance in this circumstance given that the seizure and loss of control has already occurred. In addition, tell us whether your accounting contemplates the price volatility of the crypto and explain whether there are circumstances where price volatility represents an additional loss or contingent gain and the reasons why;

•	Explain why the seizure of the Company’s safe and its contents as well as the transfer of cryptocurrency to a wallet not controlled by the Company is not contradictory evidence to the Company’s assertion of recovery; and

•	Clarify for us whether you recognize impairment of the seized crypto assets you have not derecognized whenever their carrying value exceeds their fair value and how your accounting for impairment interfaces with the authoritative literature on which you relied to not derecognize the seized crypto assets.

Response:

1)	The Company's consideration of the financial statement disclosure of the out-of-control cryptocurrencies

According to FASB Statement of Financial Accounting Concepts No. 6 Elements of Financial Statements, assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

The Company's cryptocurrencies wrongly seized by Sheyang Public Security Bureau in China were acquired by the Company from private placement of shares and its cryptocurrency mining business. The evidence of the ownership of the cryptocurrencies to the Company is clear. The lawyer from Deheng Law Firm (“Deheng”) have communicated with the Sheyang Public Security Bureau on behalf of the Company for multiple times. Sheyang Public Security Bureau told Deheng that they have temporarily seized the Company's assets, but there is no evidence that these cryptocurrencies do not belong to the Company. The Company and Deheng are still trying to persuade Sheyang Public Security Bureau to lift the above wrong seizure measures through positive communication. Once the control of the wrongly seized cryptocurrencies is restored to the Company, the value of the cryptocurrencies will have economic value to the Company.

Therefore, we believe that these temporarily out-of-control cryptocurrencies of the Company still meet the definition of an asset. We did not find a more appropriate accounting standard to reclassify these out-of-control cryptocurrencies, and hence we recognized them as intangible assets and further detailed the out-of-control status of these assets.

2)	The form in which the Company's out-of-control cryptocurrency exists and how it will recover in the future

The Company's out-of-control cryptocurrencies had been stored in the hardware cold wallet in the safe in the Company's office before it was wrongfully seized by the Sheyang Public Security Bureau. When the Wei Zhu incident occurred, police officers of the Sheyang Public Security Bureau took Wei Zhu away from the Company's office, forcibly seized the safe belonging to the Company, and forcibly opened the safe and then seized the hardware cold wallet stored in the safe. The Company therefore lost control of the hardware cold wallet that stored those cryptocurrencies.

As we disclosed in the annual report on Form 20-F for the year 2022, Wei Zhu (the former CFO and co-CEO of the Company) was taken away by the Sheyang Public Security Bureau to cooperate with the investigation due to his personal affairs, which were not related to the Company, but the Sheyang Public Security Bureau suspected that the Company's assets were related to Wei Zhu 's case, and forcibly took away and seized the assets belonging to the Company. The Sheyang Public Security Bureau has no evidence that there is any illegality associated with these cryptocurrencies belonging to the Company, and Deheng Law Firm, our PRC legal advisers, also believes that the seizure of the Company's assets by the Sheyang Public Security Bureau was wrongful. However, considering China's national conditions, the Company decided to instruct Deheng Law Firm to actively communicate with the Sheyang Public Security Bureau on behalf of the Company to seek to restore the Company's control over the relevant assets, rather than directly suing the Sheyang Public Security Bureau.

24

Once Sheyang Public Security Bureau agrees to lift the wrongful seizure measures imposed on the Company's cryptocurrencies, the Company will regain control or receive the same quantity and type of cryptocurrencies it held before the loss of control.

As the cryptocurrency market experienced substantial volatility during 2022, the cryptocurrencies disclosed by the Company in the annual report on Form 20-F for the year 2022 (including the out-of-control cryptocurrencies) were all applied the same impairment test methodology and were recognized significant impairment losses. Therefore, the carrying amount of the out-of-control cryptocurrencies reflected in the 2022 statement was the balance after deducting the relevant impairment losses.

3)	Considerations for ASC 450 Contingencies

As of the disclosure date of the annual report on Form 20-F for the year 2022, the Company had not observed any indications that it would not be likely to recover all or part of the cryptocurrencies wrongfully seized by the Sheyang Public Security Bureau, because the evidence that the cryptocurrencies belonged to the Company is clear and there is no other adverse evidence that could affect the determination of ownership of the cryptocurrencies. It is also difficult for us to doubt the credibility of the Sheyang Public Security Bureau, as a Chinese government department. As a result, there is no recognition of losses that the out-of-control cryptocurrencies may not be recovered in our annual report on Form 20-F for the year 2022.

However, as of September 30, 2023, the Sheyang Public Security Bureau has wrongfully held on to the Company's cryptocurrency for one and a half years, and the Sheyang Public Security Bureau continues to ignore our legal evidence and refused to restore the Company's control over the cryptocurrencies. The Company has commissioned Deheng Law Firm to begin filing complaints with the higher authorities of the Sheyang Public Security Bureau in order to seek a higher level of government intervention to resolve the matter, and if these methods do not enable the company to regain control of those cryptocurrencies, the Company will consider suing the Sheyang Public Security Bureau for violating the law and suing Wei Zhu for transferring the Company's assets to an outside third party without approval.

With regards to our annual report for the year 2023, we will hold an assessment of the risk of a potential loss of credibility of the Sheyang Public Security Bureau as a Chinese government department, and further quantify the potential loss that may result and report it as a contingent loss.

4)	Cryptocurrency impairment test

As stated above, the Company accounts for both out-of-control cryptocurrencies and normal cryptocurrencies as intangible assets and conducts impairment tests on them in accordance with the same impairment test methodology.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. ASC 350-30-35-18 and ASC 350-30-35-19 call for that we should consider all circumstances that could lead to impairment of the intangible assets, take a more cautious method to test whether impairment of the intangible assets is likely to occur, and test more frequently. The intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

25

The impairment loss of intangible assets for the year ended December 31, 2021 and 2022 is detailed as follows:

	December 31,	December 31,	December 31,
	2022	2022	2020
	US$	US$	US$
Bitcoin	3,111,232	908,453	-
USD Coin	-	11,120	-
Filecoin	26,957	-	-
Tether USDs (“USDT”)	5,864	-	-
FF Coins	-	372,995	835,344
Total impairment loss of intangible assets	3,144,053	1,292,568	835,344

At the same time, the Company has made detailed disclosures on the status of out-of-control assets in the financial statements and notes to reflect the types, quantities and amounts of the assets.

The book value and deposit status of the Bitcoins and USD Coins that are outside of the Company’s control on December 31, 2022 as follows:

		Book value	The portion that was still stored in the hardware cold as of December 31, 2022		The portion that that are forwarded to unknown addresses as of December 31, 2022
Cryptocurrencies	Quantities	as of December 31, 2022	Quantities	Book value	Quantities	Book value
Bitcoins	125.8584797	$1,952,597	30.62004	$475,046	95.23843	$1,477,551
USD Coins	2,005,537.50	$1,992,211	-	-	2005537.5	$1,992,211
Total amount		$3,944,808	30.62004	$475,046	125.85847	$3,469,762

14.	We acknowledge your response to prior comment 17 and your intent to reconsider the nature of USD Coins and record them as financial instruments if you are able to regain control of them. We note that you should have accounted for USD Coins as financial assets prior to their seizure by the Public Security Bureau. Acknowledging that we still have questions about the accounting for your seized cryptocurrencies in the preceding comment, please address the following:

•	Tell us how you intend to account for USD Coins as financial assets and reference for us the authoritative literature you rely upon to support your accounting. Clarify in your response whether you will elect any optional accounting;

•	Tell us how you intend to present the USD Coin financial asset prior to its seizure on your December 31, 2021 balance sheet; and

•	Tell us how you intend to correct the error in your accounting for USD Coins as an indefinite-lived intangible asset prior to its seizure.

Response:

Crypto assets will often meet the definition of intangible assets. The ASC master glossary defines intangible assets as assets (not including financial assets) that lack physical substance. (The term intangible assets are used to refer to intangible assets other than goodwill.) Given their lack of physical substance, unless the crypto assets fall within the scope of other asset classes, they should be classified as intangible assets and reporting entities should follow the accounting guidance in ASC 350, Intangibles – Goodwill and other.

According to ASC 825-10-20, Financial Instrument is defined as: Cash, evidence of an ownership interest in an entity, or a contract that both: a) Imposes on one entity a contractual obligation either: To deliver cash or another financial instrument to a second entity; To exchange other financial instruments on potentially unfavorable terms with the second entity. b) Conveys to that second entity a contractual right either: To receive cash or another financial instrument from the first entity; To exchange other financial instruments on potentially favorable terms with the first entity.

26

USD Coin is a Stablecoin that meets the definition of both intangible assets and financial instruments. Stablecoins differ from other forms of crypto assets because they peg their value to a traditional asset, such as a fiat currency, in order to minimize price volatility. The issuer of the stablecoin may achieve this by collateralizing the stablecoin with the asset to which it is pegged (e.g., maintaining a reserve of the fiat currency).

Therefore, it is more appropriate for us to recognize USD Coin as a liquid financial asset. If necessary, we may revise our classification of USD Coin in the historical statements and adjust it from an intangible asset to a liquid financial asset. Of course, we do not believe that our previous classification of all cryptocurrency assets as intangible assets was an accounting error, and we would like to reclassify USD Coin as a financial asset measured at fair value in our financial statements for the year 2023, and we will retroactively adjust this adjustment in the annual report on Form 20-F for the year 2023. If necessary, we may also reclassify the Company's USD Coin as a financial asset measured at fair value in the revised annual report on Form 20-F for the year 2022.

15.	We acknowledge your response to prior comment 18. Please tell us and revise future filings if needed, to clarify certain inconsistencies in your intangible asset roll forward table in your response, as follows:

•	Enhance your disclosure for footnote (v) on impairment to clarify the following:

o	For 2022, disclose the remaining $26,957, identify the intangible asset (s) to which it relates and why it was impaired; and

o	For 2021, clarify why you indicate that $1,208,339 of impaired FFcoins was recognized in 2021 when it appears that this amount is the sum of the $372,995 of FFcoin impairment for 2021 included in the roll forward plus the $835,344 impairment recorded in 2020. Clarify how the $835,344 of impairment recorded in 2020 can be related to an FFcoin platform that went out of business in 2021.

•	In footnote (v) and the first paragraph after the footnotes to your proposed revised rollforward you disclose the 2022 impairment as $3,144,053 (an amount that agrees with your consolidated statements of operations. In your proposed revised disclosure to prior comment 7 you disclose this impairment amount as $3,150,966. Explain this difference or revise your proposed disclosure to remove this inconsistency.

Response:

1)	We have corrected the errors in the previous reply and the annual report on Form 20-F for the year 2022 in the following note on intangible assets.

Note of Intangible assets, net (revised)

27

INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,	December 31,
	2022	2021
	US$	US$
Bitcion (i)	1,952,598	4,280,740
USD Coin (ii)	1,992,211	2,991,113
Filecoin (iii)	288,419	—
Others (iv)	—	5,864
Total intangible assets, Net	$4,233,228	$7,277,717

(i)	As of December 31, 2022, the book value of 125.8584797 Bitcoins belonging to the company is $1,952,598, of which 95.23843406 Bitcoins came from the PIPE closed on September 8, 2021 and 30.62004567 Bitcoins came from the Bitcoins shared mining business from October 2021 to April 2022.

As of December 31, 2021, the book value of 106.99356751 Bitcoins belonging to the company is $4,280,740, of which 95.23843406 Bitcoins came from the PIPE closed on September 8, 2021 and 11.75513345 Bitcoins came from the Bitcoins shared mining business in 2021.

(ii)	As of December 31, 2022, the Company held 2005537.50 USD coins with the book value of $1,992,211.

As of December 31, 2021, the Company held 3005537.5 USD coins with the book value of $2,991,113.

(iii)	As of December 31, 2022, the Company held 104762.0706 Filecoins with the book value of $288,419, of which 104646.5806 Filecoins came from the supplementary agreement of the asset purchase agreement with Huangtong International Co., Ltd. closed on December 15, 2022 and 115.49 Filecoins came from the Filecoin physical mining business.

(iv)	As of December 31, 2021, the Company held over 5000 Tether USDs with the book value of $5,864, which came from the technical services business.

The movement of intangible assets for the year ended December 31, 2021 and 2022 is as follows:

	December 31,	December 31,
	2022	2021
	US$	US$
Balance as of January 1, 2021 and 2022	7,277,717	383,289
Addition: received Cryptocurrencies payments (i)	315,028	10,000,364
Purchase	—	149,106
Mining out (ii)	783,438	664,307
Deduction: Payment made by Cryptocurrencies (iii)	—	(2,141,373)
Deduction: disposal of Cryptocurrencies (iv)	(998,902)	(485,408)
Impairment (v)	(3,144,053)	(1,292,568)
Balance as of December 31, 2021 and 2022	4,233,228	7,277,717

(i)	The Company received 104646.5806 Filecoins with the book value of $315,028 from Huangtong International Co., Ltd., as an additional consideration for the Company’s shares on December 20, 2022. The company received these Filecoins on December 20, 2022, and recognized the book value based on the day's closing trading price of the “Feixiaohao” platform, a cryptocurrency information platform that gathers data from major global cryptocurrency exchanges.

The Company received 105.2385 bitcoins through a private placement of shares in September 2021, with a book value of $5 million determined at the agreed price. The Company obtained 5 million USD Coins through private placement in October 2021. Since the agreement did not clearly specify the specific consideration, we calculated the book value of $ 4,994,500 according to the closing price of the “Feixiaohao” platform on the day of receipt of these USD Coins. The Company received consideration for providing technical services to customers in the first half of 2021 for more than 5,000 Tether USDs and recognized a book value of $5,864 based on the closing price on the date of receipt.

(ii)	During the year ended 2022, the Company mined out 18.86491222 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day's closing trading price of the “Feixiaohao” platform of $783,090, and mined out 115.49 Filecoins from the Filecoin physical mining business, and recognized the book value based on the day's closing trading price of the “Feixiaohao” platform of $348.

28

During the year ended 2021, the Company mined out 18.86491222 Bitcoin from the Bitcoin shared mining business, and recognized the book value based on the day's closing trading price of the “Feixiaohao” platform of $664,307.

(iii)	During the year ended 2021, the Company used USD Coins with a book value of $1,992,267 to pay Bitcoin mining cloud computing power and with the cost of $149,106 to pay investment bank service expenses.

(iv)	During the year ended 2022, the Company sold 1,000,000 USD coins with the book value of $998,902 and get $968,934 into the Company's bank account.

During the year ended 2021, the Company sold 6.86166 Bitcoins and over 10000 Tether USDs with a book value of $336,302 and get $440,404 into the Company's bank account.

(v)	We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $3,144,053 impairment loss for the year ended December 31, 2022, including $3,111,232 impairment loss of Bitcoins, $26,957 impairment loss of Filecoins and $5,864 impairment loss of Tether USDs. We wrote off the book value of $5,864 Tether USDs and the $5,864 impairment in 2022 due to the platform where the wallet of the $5,864 Tether USDs was stored had gone out of business, we had been no longer able to withdraw the Tether USDs as of December 31, 2022.

We estimated the fair values of the cryptocurrencies based on the intraday low price every day and recognized $1,292,568 impairment loss for the year ended December 31, 2021, including $908,453 impairment loss of Bitcoins, $11,120 impairment loss of USD Coins and $372,995 impairment loss of FFcoins. We wrote off the book value of the FFcoins due to the FFcoin platform had gone out of business, these FFcoins no longer had any market value as of December 31, 2021.

The FFcoin obtained by the Company later proved to be a high-risk asset. At the end of 2020, the Company confirmed an impairment loss of $835,344 based on the FFcoin market price. In the first half of 2021, the FFcoin platform completely stopped operating, and FFcoin also lost all its market value. The Company fully recognized the remaining carrying value of $372,995 as an impairment loss in 2021.

Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes. We recognized $1,292,568 impairment loss of intangible assets for the year ended December 31, 2021 and $3,144,053 impairment loss of intangible assets for the year ended December 31, 2022 as the restated financial statements.

The impairment loss of intangible assets for the year ended December 31, 2021 and 2022 is detailed as follows:

	December 31,	December 31,
	2022	2021
	US$	US$
Bitcoin	3,111,232	908,453
USD Coin	-	11,120
Filecoin	26,957	-
Tether USDs (“USDT”)	5,864	-
FF Coins	-	372,995
Total impairment loss of intangible assets	3,144,053	1,292,568

29

Cryptocurrencies that are outside of the Company’s control:

In late February 2022, the former acting Chief Financial Officer Wei Zhu, who was also the Company’s former Co-Chief Executive Officer, and a former member and Co-Chairperson of the Board, was taken away from the Company's office in Shenzhen, China for personal reasons to cooperate with the investigation from Sheyang County Public Security Bureau, Yancheng City, Jiangsu Province, People’s Republic of China. At the same time, Sheyang County Public Security Bureau forcibly removed the safe belonging to the Company that stored the digital asset hardware cold wallet, and forcibly destroyed the safe and seized the digital asset hardware cold wallet and all cryptocurrencies stored in it.

The book value on December 31, 2022 of the Bitcoins and USD Coins stored in the out-of-control wallet was $3,944,808, and we verified that Bitcoins and USD Coins with a book value as of December 31, 2022 of $3,469,762 stored in the out-of-control wallet had been transferred to another unknown wallet.

The book value and deposit status of the Bitcoins and USD Coins that are outside of the Company’s control on December 31, 2022 are as follows:

		Book value	The portion that was still stored in the hardware cold as of December 31, 2022		The portion that that are forwarded to unknown addresses as of December 31, 2022
Cryptocurrencies	Quantities	as of December 31, 2022	Quantities	Book value	Quantities	Book value

Bitcoins	125.8584797	$1,952,597	30.62004	$475,046	95.23843	$1,477,551
USD Coins	2,005,537.50	$1,992,211	-	-	2005537.5	$1,992,211
Total amount		$3,944,808	30.62004	$475,046	125.85847	$3,469,762

In addition to the above out-of-control assets, the Company still has 104,762.07 Filecoins with a book value of $288,419 that are under normal status and are not outside of the Company’s control.

PRC law firm Deheng Law Office (“Deheng”) has been representing the Company in our efforts to recover the wrongfully seized cold wallet and cryptocurrencies from the Public Security Bureau. On November 21, 2022, Deheng submitted the complaint and evidentiary materials to the Public Security Bureau according to the Criminal Procedure Law and the Provisions on Procedures of Handling Criminal Cases by Public Security Organs (the “PRC Criminal Law”). As of December 31, 2022, we and Deheng have not received any definitive response from the Public Security Bureau.

On behalf of the Company, Deheng went to Sheyang Public Security Bureau several times to communicate with the police officer in charge of Wei Zhu's case, and Deheng learned that Sheyang Public Security Bureau suspected that the cryptocurrencies belonged to the Company was related to Wei Zhu's case without any evidence and because Wei Zhu's case was still in the stage of investigation, they insisted on continuing to implement temporary measures to retain the seized assets.

According to the legal opinion issued by Deheng Law Firm, the ownership of the cryptocurrencies seized by Sheyang Public Security Bureau is clear and can be verified as belonging to the Company, and the seizure of the Company's cryptocurrencies by Sheyang Public Security Bureau is improper. If Sheyang Public Security Bureau does not release the seizure of the Company's cryptocurrencies, Sheyang Public Security Bureau should issue a written decision in accordance with laws and regulations.

We together with Deheng will continue to vigorously pursue the Recovery Proceeding, attempting to regain its cold wallet and cryptocurrencies contained therein, which we believe were wrongfully seized and impounded by the Public Security Bureau. When the relevant case enters the judicial process, the Company can submit relevant evidence to the court to restore the Company's ownership and control rights over the digital asset hardware cold wallet and the cryptocurrencies in it, because the evidence that these cryptocurrencies belong to the Company is clear, and we are confident to recover these cryptocurrencies through legal procedures. Considering the special situation of China's public security and judicial system, the Company has not considered directly filing a lawsuit against Sheyang Public Security Bureau.

30

From a legal perspective, the Company should be able to recover the Company's control over these cryptocurrencies through judicial procedures, and hence we have not confirmed the relevant losses of these seized cryptocurrencies. However, if the case is not handled by Sheyang Public Security Bureau or subsequent judicial proceedings in the way we anticipate, the Company may also incur related losses.

2)	Correcting the error in the prior reply to comment 7.

It was an error that we disclosed the impairment amount of the cryptocurrencies as $3,150,966 in our proposed revised disclosure to prior comment 7. Therefore, our revised reply is as follows:

The Company proposes to revise the accounting policy for intangible assets for its future filings as follows:

“Intangible Assets

We classify the cryptocurrencies the Company hold as indefinite-lived intangible assets.

Intangible assets with indefinite useful life are not amortized and are tested for impairment annually or more frequently, if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill (“ASC 350-30”).

The intangible assets of the Company are cryptocurrencies which are measured at cost less impairment. The cryptocurrencies received from cryptocurrency mining operations recognize the cost of intangible assets based on the market price at the time of acquisition. Due to the price crash of Bitcoin in 2022, the Company, out of caution, decided to change the impairment test method of Bitcoin and other cryptocurrencies from testing once or twice a year by calculating the fair value based on the average daily closing price of the past 12 months to testing every day by calculating the fair value based on the intraday low price. ASC 350-30-35-18 and ASC 350-30-35-19 call for that we should consider all circumstances that could lead to impairment of the intangible assets, take a more cautious method to test whether impairment of the intangible assets is likely to occur, and test more frequently. The intraday low price of cryptocurrencies to be utilized in calculating impairment of our cryptocurrencies held as that metric is the most accurate indicator of whether it is more likely than not that the asset is impaired.

We restated the impacted financial statements as of December 31, 2021, and for the year ended December 31, 2021, and related notes included herein to correct these changes. We recognized $1,292,568 impairment loss of intangible assets for the year ended December 31, 2021 and $3,144,053 impairment loss of intangible assets for the year ended December 31, 2022 as the restated financial statements.

The Company submits that after our restatements as disclosed in Note 2, all periods presented in our filing reflect cryptocurrency impairment based on the lowest intraday price each day.

16.	We note your response to prior comment 22 and reissue our comment in part. Please provide us the following:

•	Please tell us how much, if any, of the $137,195 of cost to develop your initial version of your quantitative trading software was capitalized or expensed in both 2021 and 2022;

•	As this software is integral to your business purpose, provide us your accounting policy for determining whether to capitalize or expense the costs related to this and any other software development; and

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•	Tell us the authoritative literature you used to support your accounting.

Response:

All of the $137,195 of cost to develop our initial version of our quantitative trading software was expensed in both 2021 and 2022.

The initial version of the quantitative trading software for digital assets developed by the Company's technical team between November 2021 and May 2022 was a technical exploration of the Company to generate a variety of alternative quantitative investment strategies through software instead of human labor.

Although ASC 350-40-30-1 provides a reference standard for capitalizing development expenditures for software for internal use, the Company is still unable to estimate the financial benefits that the initial version of the digital asset quantitative trading software may bring in the future.

According to ASC 730-10-05-2, at the time most research and development costs are incurred, the future benefits are at best uncertain. In other words, there is no indication that an economic resource has been created. Moreover, even if at some point in the progress of an individual research and development project the expectation of future benefits becomes sufficiently high to indicate that an economic resource has been created, the question remains whether that resource should be recognized as an asset for financial accounting purposes. Although future benefits from a particular research and development project may be foreseen, they generally cannot be measured with a reasonable degree of certainty. There is normally little, if any, direct relationship between the amount of current research and development expenditures and the amount of resultant future benefits to the entity. Research and development costs therefore fail to satisfy the suggested measurability test for accounting recognition as an asset.

In accordance with ASC 730-10-05-2, we did not capitalize the development expenses for the development of the initial version of the digital asset quantitative trading software, which were primarily labor costs, and we fully recognized them as research and development expenses for the year 2021 and 2022.

Note 11. Income Taxes, page F-43

17.	We acknowledge your response to the first bullet of prior comment 23. Although your ability to realize deferred tax assets is dependent on your ability to generate sufficient taxable income within the carry forward years provided for in the tax law, it is unclear how your belief that your Hong Kong subsidiary can generate enough profits in the future to make up for previous losses represents sufficient objective verifiable evidence under ASC 740-10-30-23 to record a deferred tax asset. In this regard, we note that both ASC 740-10-30-21 and 30-23 indicate that a history of cumulative operating losses in recent years is difficult to overcome. Please provide us your detailed analysis supporting why you should not have a full valuation allowance against your deferred tax assets. In your response, separately analyze each significant tax jurisdiction:

•	Tell us your tax loss carryforwards and other deferred tax assets and liabilities;

•	Tell us the tax income/loss for each of the last three years;

•	Provide a listing of all negative and positive evidence under ASAC 740-10-30-17. Include the uncertainty associated with the recovery of your seized cryptocurrencies as negative evidence or explain to us why this uncertainty should either not be considered in your valuation allowance assessment or is not a piece of negative evidence; and

•	To the extent you rely on forecasts of future taxable income (solely or partially), tell us the amounts of this income, when you expect to earn this income and how forecasted income is objectively verifiable positive evidence to overcome the actual verified negative evidence of historical operating losses.

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Response:

1)	Our tax loss carryforwards and other deferred tax assets and liabilities as of December 31, 2022 as follows:

Country/Region	Accumulated tax loss carryforwards	Time period tax loss carryforwards are allowed	Tax rate	Whether can make sufficient profits in the time period tax loss carryforwards are allowed	Deferred Tax assets recognized from tax loss carryforwards
Cayman Island	/	/	Tax exemption for foreign income	/	—
US	—	15 years	21%	/	—
Hong Kong	(548,891)	indefinitely	16.5%	Yes	90,277
PRC	(443,881)	5 years	25%	No	—
Singapore	—	indefinitely	17%	/	—

We did not recognize deferred tax assets for accumulated tax loss carryforwards of each operating entity in 2021, and we recognized deferred tax assets for accumulated tax loss carryforwards of our Hong Kong subsidiary in 2022 based on the Company's new business plan and operating forecast.

No other deferred tax assets and liabilities exist as of December 31, 2022.

2)	The tax income/loss for the year ended December 31, 2020, 2021 and 2022 as follows:

For the year ended December 31, 2020,2021 and 2022, the tax income/loss consists of:

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
	US$	US$	US$
Cayman Islands	(2,057,994)	(9,943,321)	(1,148,669)
US	8,776	—	—
Hong Kong	(508,694)	(38,440)	(1,757)
PRC (not including the divested VIEs)	(173,915)	(269,081)	(106)
Singapore	—	(9,187)	9,694

3)	Basis for recognition of deferred tax assets on accumulated tax losses of Ucon, the subsidiary in Hong Kong

In the financial statements for the year ended December 31, 2022, the Company calculated and recognized deferred tax assets in full based on the accumulated tax loss carryforwards of its Hong Kong subsidiary Ucon Capital (HK) Limited (“Ucon”), primarily because the time period tax loss carryforwards are allowed to be indefinite under the Hong Kong tax law. In addition, the Company had begun to plan its Hong Kong business before the annual report on Form 20-F for the year 2022 was filed. The Company plans to establish an Asian operation management center in Hong Kong, and will use the Hong Kong subsidiary Ucon as the main operating body of the Company to carry out financial advisory service and digital payment services and other related businesses in the future.

According to ASC 740-10-30-17, all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. Information about an entity's current financial position and its results of operations for the current and preceding years ordinarily is readily available. That historical information is supplemented by all currently available information about future years. Sometimes, however, historical information may not be available (for example, start-up operations) or it may not be as relevant (for example, if there has been a significant, recent change in circumstances) and special attention is required.

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According to ASC 740-10-30-21, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include, but are not limited to, the following: a) A history of operating loss or tax credit carryforwards expiring unused; b) Losses expected in early future years (by a presently profitable entity); c) Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; d) A carryback, carryforward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business.

According to ASC 740-10-30-23, an entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

We have reconsidered the impact of accounting standards on the recognition of deferred tax assets with respect to "negative evidence." We acknowledge that more than 30 bitcoins obtained by our Hong Kong subsidiary Ucon through the Bitcoin sharing mining business are also being wrongly seized by Sheyang Public Security Bureau, as well as the significant cumulative losses in the last two years, which constitutes "negative evidence". However, based on Ucon's future business plans and operating forecasts, we believe that Ucon's ability to generate sufficient profits to cover the accumulated losses incurred would also constitute "positive evidence".

Although the Company had mistakenly chosen to conduct Bitcoin shared mining business through Ucon between October 2021 and April 2022, resulting in significant operational losses for Ucon, the Company's new business structure has realigned Ucon's business and Ucon will no longer engage in any business related to cryptocurrency mining. In August 2023, Ucon leased a new office in Hong Kong, and we will build Ucon as the operation and management center for our financial advisory services and digital payment services businesses in the Asia Pacific region. We are currently in the process of establishing a new Asia-Pacific financial advisory services team based on Ucon, which will mainly provide financial advisory services to Asia-Pacific clients for IPOs in the United States in the next year. In this way, the Company will have two business teams in the United States and Hong Kong to provide financial advisory services to clients in different countries and regions.

As mentioned above, according to Ucon's business plan and profit forecast, we believe that Ucon will achieve profitability in 2025 and maintain a good trend of revenue and profit growth. As the time period tax loss carryforwards are allowed to be indefinite under the Hong Kong tax law, we believe that Ucon can earn sufficient profits in the future to cover the accumulated losses that have been incurred.

Please refer to Annex 1 for the future operating forecast of Ucon.

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18.	We acknowledge your response to the second bullet of prior comment 23. You continue to depict a valuation allowance as a deferred tax asset (i.e., a debit balance) in your response. A valuation allowance on deferred tax assets is a contra account (i.e., a credit balance) that reduces a deferred tax asset as indicated in the definition of a deferred tax asset in ASC 740-10-20. Whether or not you can support the recognition of a net deferred tax asset in response to the preceding comment, please provide us a proper table under ASC 740-10- 50-2 that depicts each deferred tax asset and deferred tax liability with any valuation allowance reducing net deferred tax assets, with the total agreeing to any net deferred tax asset or liability depicted on your balance sheet. To the extent you have a deferred tax asset related to cryptocurrency impairments, identify it as such.

Response:

We note that there is an error in Note “11. INCOME TAXES” in the Company’s 2020-F for the year 2022, where we incorrectly included deferred income tax assets recognized for temporary differences in asset impairment losses in the valuation allowance, which we will disclose in the revised 20-F as follows:

Deferred tax assets

The significant components of the Company’s deferred tax assets were as follows:

	December 31,	December 31,
	2022	2021
	US$	US$
Deferred tax assets
Net operating loss carry forwards	90,567	—
Impairment of intangible assets	160,438	—
Valuation allowance	—	—
Total deferred tax assets	251,005	—

Note 13. Shareholders' Equity, page F-47

19.	We note your response to prior comment 24 and reissue our comment in part. Please provide the following:

•	Provide us the authoritative literature that you used to support your accounting;

•	Tell us your consideration of the guidance in ASC 805-50-25-1 and 30-1 to 30-3;

•	Although you appear to have issued stock on December 15, 2022 tell us the date when you obtained title to the mining equipment under the agreement;

•	Confirm to us that the 104646.5806 of Filecoins did not become your property until the January 22, 2023 supplemental agreement; and

•	Clarify what is the date that you received the Filecoins, and the closing price of your stock on that day that was used for valuation.

Response:

1)	Confirmation of the value of the Company's acquisition of the Web3 decentralized storage infrastructure

On December 15, 2022, the Company entered into an asset purchase agreement with Huangtong International Co., Ltd., providing for the acquisition and purchase of Web3 decentralized storage infrastructure, including cryptocurrency mining servers, cables, and other electronic devices, for an aggregate consideration of $5.98 million, payable in the Company’s 2,718,181,818 ordinary shares, at the stipulated price per share of $0.0022, equal to the average closing price per American Depositary Receipt ("ADR"), each representing 360 Ordinary Shares, during a period of thirty (30) consecutive Trading Days immediately before the Effective Date (included), divided by three hundred sixty (360), with the closing price of the ADR reported by Bloomberg L.P. The consideration of the asset purchase was in the form of equity interests issued, and equity interests issued should be initially recognized at the date of acquisition.

The Company actually received and completed the installation and the testing of these Web3 decentralized storage infrastructure by December 10, 2022. Huangtong International Co., Ltd was responsible for shipping these devices directly to the Company’s operating premise located in New Jersey leased from Cologix US, Inc. and the Company began using these devices for its Filecoin mining business on December 20, 2022.

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According to ASC 805-50-25-1, if the consideration given is in the form of liabilities incurred or equity interests issued, the liabilities incurred and equity interests issued shall be initially recognized at the date of acquisition. According to ASC 805-50-30-1, assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets' carrying amounts on the acquiring entity's books. According to ASC 805-50-30-2, asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued) and no other generally accepted accounting principles (GAAP) apply (for example, Topic 845 on nonmonetary transactions or Subtopic 610-20), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

It is reasonable for the Company to set the acquisition date as December 15, 2022, the effective date of the asset purchase agreement, on which the Company had received all the Web3 decentralized storage infrastructure and the consideration should be paid by the Company had been confirmed. The Company's cost of issuing shares can be recognized as 2,718,181,818*0.0022=$5.98million. According to the Valuation Report for the Market Value for the Cryptocurrency Mining Servers issued by International United Consulting & Appraisal Limited on November 10, 2022, the market value of the Web3 decentralized storage infrastructure is $5.98 million, equal to the Company's cost of issuing shares.

Therefore, we will correct the previous statement that the carrying value of the assets was recognized based on their appraised prices, and the Company should recognize the acquisition value at the cost of acquiring these assets.

2)	Confirmation of the Filecoins received from Huangtong International Co., Ltd. as a donation

Pursuant to the Supplemental Contract Agreement dated January 22, 2023 between the Company and Huangtong International Co., Ltd. (“Huangtong”), the Company and Huangtong acknowledged and agreed that the scattered Filecoins deposited in the machines purchased under the original agreement shall be the sole and exclusive property of the Company. We had controlled and confirmed a total of 104,646.5806 Filecoins deposited in the purchased machine on December 20, 2022. According to the closing price of Filecoin on Feixiaohao platform on the day the Company discovered and confirmed the Filecoins (December 20, 2022), we confirmed that the value of these Filecoins was $315,028.

As these Filecoins were discovered after the completion of the asset acquisition between the Company and Huangtong International Co., Ltd., the Company had full communication with Huangtong and Huangtong agreed to confirm the ownership of the 104,646.5806 Filecoins to the Company. We effectively had control of these Filecoins on December 20, 2022, and we recognized these Filecoins as an asset of the Company in our annual report on Form 20-F for the year 2022 and recognized the additional paid-in capital as a nonreciprocal transfer from one of the Company’s owners.

As ASC 845-10-05-3, both exchanges and nonreciprocal transfers that involve little or no monetary assets or liabilities are referred to as nonmonetary transactions. As ASC 845-20, nonreciprocal transfer is a transfer of assets or services in one direction, either from an entity to its owners (whether or not in exchange for their ownership interests) or to another entity, or from owners or another entity to the entity. As ASC 845-20, the “owners” is used broadly to include holders of ownership interests (equity interests) of investor-owned entities, mutual entities, or not-for-profit entities. Owners include shareholders, partners, proprietors, or members or participants of mutual entities. Owners also include owner and member interests in the net assets of not-for-profit entities. Therefore, the Filecoins that the Company received from Huangtong for free can be confirmed as a nonmonetary asset received in a nonreciprocal transfer from one of the Company’s owners.

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According to ASC 845-10-30-1, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. It is reasonable for the Company to take the market price of the Filecoins at the time we actually received them as fair value and to calculate and recognize the asset value.

As ASC 205-10-20, comprehensive Income means the change in equity (net assets) of a business entity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Therefore, the Filecoins received by the Company from Huang Tong (one of the Company’s owners) should not be recognized as a revenue or gain, and in accordance with industry practice, it is reasonable for us to recognize the Filecoins as the additional paid-in capital (APIC).

Additional paid-in capital (APIC) is the excess amount paid by an investor over the par value of a stock issue. In addition, contributions from an investor, such as cash or property that do not result in the issuance of new shares, are normally reflected in APIC as the par value of outstanding shares has not changed.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700 or hlou@srfc.law.

Very truly yours,

By:	/s/ Sichenzia Ross Ference Carmel LLP
Name:	Sichenzia Ross Ference Carmel LLP
On behalf of Mercurity Fintech Holding Inc.

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Annex 1

Annex 1: Projected operating results of Ucon Capital (HK) Limited

Content	2023E	2024E	2025E	2026E	2027E	2028E
1. Revenue: (US$)	-	400,000	1,400,000	2,000,000	2,400,000	2,400,000
1.1 Financial advisory services
Total Revenue	-	400,000	1,400,000	2,000,000	2,400,000	2,400,000

2. Cost of Revenue: (US$)
2.1 Consultation service, investment banking and brokerage service (iii)	-	-328,000	-328,000	-328,000	-424,000	-424,000
Total Cost of Revenue	-	-328,000	-328,000	-328,000	-424,000	-424,000

3. Gross profit: (US$)
3.1 Consultation service,investment banking and brokerage service (iii)	-	72,000	1,072,000	1,672,000	1,976,000	1,976,000
Gross profit	-	72,000	1,072,000	1,672,000	1,976,000	1,976,000

4. Operating expenses: (US$)	-50,000	-50,000	-50,000	-50,000	-50,000	-50,000
4.1 Sales and marketing
4.2 General and administrative	-50,000	-50,000	-50,000	-50,000	-50,000	-50,000
4.3 Provision for doubtful accounts	-	-	-	-	-	-
4.4 (Loss)/income on disposal of intangible assets	-	-	-	-	-	-
4.5 Impairment loss of intangible assets	-	-	-	-	-	-
4.6 Impairment loss of goodwill
Total operating expenses	-100,000	-100,000	-100,000	-100,000	-100,000	-100,000

Operating loss (US$)	-100,000	-28,000	972,000	1,572,000	1,876,000	1,876,000

5. Non-operating profit or loss (US$)
5.1 Interest income, net	-	-	-	-	-	-
5.2 Other income/(expenses), net	-	-	-	-	-	-
5.3 Gain/loss on market price of short-term investment	-	-	-	-	-	-
Total non-operating loss	-	-	-	-	-	-

Loss before provision for income taxes (US$)	-100,000	-28,000	972,000	1,572,000	1,876,000	1,876,000

6 Income tax benefits (US$)			48,693	324,573	638,733	787,893

Net loss (US$)	-100,000	-28,000	1,020,693	1,896,573	2,514,733	2,663,893

Note 1: The above operating forecast data are calculated according to the forecast data under the Medium forecast scenario. Please refer to the optimistic forecast, medium forecast and pessimistic forecast of the financial advisory services business for the operating forecast data in Annex 1-1.

Note 2: The group is applying for licenses related to digital banking and digital payment business in North America through its US subsidiary. In the future, the group also plans to apply for licenses related to digital payment business in Hong Kong through Ucon. However, because the plan cannot be predicted in a reliable time period, we have not estimated the revenue brought by digital payment business in the future. Based on the group's current development plan for the Asian business, we may begin to expand the digital payment business in the Asian market in 2025.

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Annex 1-1: Financial advisory services

Content	2023E	2024E	2025E	2026E	2027E	2028E

In the second half of 2022, MFH began to set up a team to carry out guidance services for Chinese SMEs to go public in the United States, and undertook one project. At the beginning of 2023, MFH began to acquire an old American brokerage institution in order to obtain a series of investment banking business qualifications such as securities underwriting and private financing in the future. MFH's financial advisory team will be divided into the US team and the Asia team, of which the Asia team is based on the Hong Kong subsidiary Ucon Capital (HK) Limited. In August 2023, Ucon opened an office space in Hong Kong's Cyberport and started building the Asian services team for the Financial advisory business in Hong Kong and Shenzhen, and we expect Ucon to start receiving business orders and generating revenue and profits in the first half of 2024.

Under the Optimistic forecast scenario:
Total Revenue	-	600,000	2,000,000	2,600,000	3,000,000	3,000,000
Total Cost of Revenue	-	492,000	492,000	492,000	636,000	636,000
Total Gross profit	-	108,000	1,508,000	2,108,000	2,364,000	2,364,000

Under the Medium forecast scenario:
Total Revenue	-	400,000	1,400,000	2,000,000	2,400,000	2,400,000
Total Cost of Revenue	-	328,000	328,000	328,000	424,000	424,000
Total Gross profit	-	72,000	1,072,000	1,672,000	1,976,000	1,976,000

Under the Pessimistic forecast scenario:
Total Revenue	-	200,000	800,000	1,400,000	1,800,000	1,800,000
Total Cost of Revenue	-	246,000	246,000	246,000	318,000	318,000
Total Gross profit	-	-46,000	554,000	1,154,000	1,482,000	1,482,000

(1) Consultation service to global Chinese SMEs for the purpose of listing in the United States

(1-1) Revenue from Consultation service

(1-1-1) Optimistic forecast scenario

Number of new projects		3	4	5	5	5
The expected service period of the new project (months)		18	18	18	18	18
Estimated average revenue per project (US$)		600000	600000	600000	600000	600000
Average revenue of a single project during its execution (US$)		400,000	400,000	400,000	400,000	400,000

Average number of projects being executed		1.5	5	6.5	7.5	7.5

Revenue from Consultation service (US$)		600,000	2,000,000	2,600,000	3,000,000	3,000,000

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Annex 1-1: Financial advisory services

Content	2023E	2024E	2025E	2026E	2027E	2028E
(1-1-2) Medium forecast scenario

Number of new projects		2	3	4	4	4
The expected service period of the new project (months)		18	18	18	18	18
Estimated average revenue per project (US$)		600000	600000	600000	600000	600000
Average revenue of a single project during its execution (US$)		400,000	400,000	400,000	400,000	400,000

Average number of projects being executed		1	3.5	5	6	6

Revenue from Consultation service (US$)		400,000	1,400,000	2,000,000	2,400,000	2,400,000

(1-1-3) Pessimistic forecast scenario

Number of new projects		1	2	3	3	3
The expected service period of the new project (months)		18	18	18	18	18
Estimated average revenue per project (US$)		600000	600000	600000	600000	600000
Average revenue of a single project during its execution (US$)		400,000	400,000	400,000	400,000	400,000

Average number of projects being executed		0.5	2	3.5	4.5	4.5

Revenue from Consultation service (US$)		200,000	800,000	1,400,000	1,800,000	1,800,000

(1-2) Cost of revenue from Consultation service

(1-2-1) Optimistic forecast scenario

Number of service personnel per project		6	6	6	6	6
Average monthly cost per person		6000	6000	6000	8000	8000

(1-2-1-1) Labor costs (US$)	-	432,000	432,000	432,000	576,000	576,000

(1-2-1-2) Travel, office expenses and other costs (US$)	-	60,000	60,000	60,000	60,000	60,000

Total Cost of revenue from Consultation service	-	492,000	492,000	492,000	636,000	636,000

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Annex 1-1: Financial advisory services

Content	2023E	2024E	2025E	2026E	2027E	2028E
(1-2-2) Medium forecast scenario

Number of service personnel per project		4	4	4	4	4
Average monthly cost per person		6000	6000	6000	8000	8000

(1-2-2-1) Labor costs (US$)	-	288,000	288,000	288,000	384,000	384,000

(1-2-2-2) Travel, office expenses and other costs (US$)	-	40,000	40,000	40,000	40,000	40,000

Total Cost of revenue from Consultation service	-	328,000	328,000	328,000	424,000	424,000

(1-2-3) Pessimistic forecast scenario

Number of service personnel per project		3	3	3	3	3
Average monthly cost per person		6000	6000	6000	8000	8000

(1-2-3-1) Labor costs (US$)	-	216,000	216,000	216,000	288,000	288,000

(1-2-3-2) Travel, office expenses and other costs (US$)	-	30,000	30,000	30,000	30,000	30,000

Total Cost of revenue from Consultation service	-	246,000	246,000	246,000	318,000	318,000

(1-3) Gross profit from Consultation service

(1-3-1) Optimistic forecast scenario

Gross profit from Consultation service (US$)	-	108,000	1,508,000	2,108,000	2,364,000	2,364,000

(1-3-2) Medium forecast scenario

Gross profit from Consultation service (US$)	-	72,000	1,072,000	1,672,000	1,976,000	1,976,000

(1-3-3) Pessimistic forecast scenario

Gross profit from Consultation service (US$)	-	-46,000	554,000	1,154,000	1,482,000	1,482,000

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